PROSPECTUS SUPPLEMENT                           Filed Pursuant to Rule 424(b)(2)
(TO PROSPECTUS DATED JULY 1, 1998)                    Registration No. 333-58309


                                2,800,000 SHARES

                           EASTGROUP PROPERTIES, INC.

                                    SERIES B
                             CUMULATIVE CONVERTIBLE
                                 PREFERRED STOCK
         --------------------------------------------------------------


         THE 2,800,000 SHARES OF SERIES B CUMULATIVE CONVERTIBLE PREFERRED STOCK (THE "SERIES B PREFERRED STOCK") OF THE COMPANY OFFERED HEREBY (THE "OFFERING") ARE BEING SOLD DIRECTLY BY THE COMPANY. PRIOR TO THIS OFFERING THERE HAS BEEN NO PUBLIC MARKET FOR SHARES. EACH SHARE IS CONVERTIBLE INTO 1.1364 SHARES OF COMMON STOCK OF THE COMPANY, SUBJECT TO ADJUSTMENT, AND IS ENTITLED TO ONE (1) VOTE FOR EACH SHARE OF COMMON STOCK INTO WHICH SUCH SHARE IS CONVERTIBLE. SEE "VOTING RIGHTS". THE COMMON STOCK INTO WHICH THE SERIES B PREFERRED STOCK IS CONVERTIBLE IS LISTED ON THE NEW YORK STOCK EXCHANGE (THE "NYSE") UNDER THE SYMBOL "EGP".

         --------------------------------------------------------------


         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


         --------------------------------------------------------------


         See "Risk Factors" beginning on page S-3 of this Prospectus Supplement for a discussion of certain risk factors relevant to an investment in the Series B Preferred Stock.






         THE DATE OF THIS PROSPECTUS SUPPLEMENT IS SEPTEMBER 25, 1998



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                                   THE COMPANY

EastGroup Properties, Inc. ("EastGroup" or the "Company") is a self-administered REIT focused primarily on the ownership, acquisition and selective development of industrial properties located in major Sunbelt markets throughout the United States. As of August 31, 1998, EastGroup's portfolio included industrial properties in ten states containing approximately 13.8 million square feet of leasable space, industrial properties under development or in initial lease-up containing approximately 1.1 million square feet of leasable space, and three office buildings containing approximately 390,000 square feet of leasable space. As of August 31, 1998, the industrial portfolio (excluding the 12 properties currently under development or in initial lease-up) was 97% leased.

         EastGroup's principal executive offices are located at 300 One Jackson Place, 188 East Capitol Street, Jackson, Mississippi, 39201-2195. Its telephone number is (601) 354-3555.


                                 THE OFFERING

         The Company has entered into an Investment Agreement (the "Investment Agreement") dated September 25, 1998 with Five Arrows Realty Securities II, LLC (the "Purchaser") pursuant to which the Company will issue and sell to the Purchaser for a net price of $24.50 per share up to 2,800,000 shares of Series B Preferred Stock at up to five closings designated by the Company. See "Plan of Distribution".

                               RECENT DEVELOPMENTS

         On September 17, 1998, EastGroup sold the Doral Club and Sutton House Apartments (both in San Antonio, Texas) for a total price of $18,625,000. EastGroup also sold two small industrial properties (401 Exchange in Arlington, Texas and the East Maricopa Distribution Center in Phoenix, Arizona) during September 1998 for a total price of $1,395,000. EastGroup purchased the Northpoint Commerce Center in Oklahoma City, Oklahoma (58,400 square feet) on September 1, 1998 for $3,875,000 and World Houston Three, Four and Five (a total of approximately 151,000 square feet) on September 25, 1998 for a total purchase price of $7,390,000.

                                 USE OF PROCEEDS

         The net proceeds to EastGroup from the Offering (assuming the issuance of all 2,800,000 shares of Series B Preferred Stock), after payment of expenses incurred in connection with the Offering, are estimated to be approximately $
67.6 Million. EastGroup intends to use the net proceeds from the Offering for general corporate purposes, including repayment of debt and payment of the cost of acquisitions and development projects. The Working Capital Facility and the Acquisition Facility (defined below) bear interest at LIBOR plus 1.40%, which translated into 7.06% interest rate as of August 31, 1998. The Working Capital Facility matures on September 30, 1998. The Acquisition Facility matures on September 30, 2000.

         Pending application of the net proceeds, EastGroup will invest such proceeds in interest-bearing accounts and short-term, interest-bearing securities, which are consistent with EastGroup's status as a REIT. Such investments may include certificates of deposits, interest-bearing bank deposits and money market investments.

                                  RISK FACTORS



         An investment in the Series B Preferred Stock involves various risks. Prospective investors should carefully consider the following information in conjunction with the other information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus before making a decision to purchase the Series B Preferred Stock.


FAILURE TO MANAGE RAPID GROWTH AND INTEGRATE OPERATIONS

         EastGroup has been experiencing a period of rapid growth. Since January 1, 1998, EastGroup has acquired 29 industrial properties aggregating approximately 4.8 million square feet of leaseable space, for a total purchase price of approximately $176.6 million. The integration of the recent acquisitions into existing management and operating structures presents a significant management challenge. Although EastGroup believes that it has sufficient management depth to lead EastGroup through this period of rapid growth, there can be no assurance that it will be able to assimilate the recent acquisitions or any future acquisitions into its portfolio without certain operating disruptions or unanticipated costs. The failure to successfully integrate the Recent Acquisitions or any future acquisitions could have a material adverse effect on the results of operations and financial condition of EastGroup and its ability to pay expected distributions to stockholders. Further, there can be no assurance that properties which are acquired will perform in accordance with expectations or that cost estimates for improvements to, or further development of, acquired properties (including improvements which may be necessary to bring acquired properties up to the Company's standards) will be accurate. In addition, in connection with EastGroup's acquisition of Ensign Properties, Inc. in March 1998, EastGroup commenced its self-management for properties it owns or may acquire in Orlando and Tampa, Florida. There can be no assurance that the cost benefits anticipated in connection with such self-management will be achieved or that EastGroup will successfully integrate the operational structure necessary for the self-management of such properties.


REAL ESTATE FINANCING RISKS

         Existing Debt and Refinancing Risks. EastGroup is subject to the risks normally associated with debt financing, including the risk that EastGroup's cash flow will be insufficient to meet required payments of principal and interest, the risk of violating loan covenants, the risk of rising interest rates on EastGroup's variable rate debt and the risk that EastGroup will not be able to repay or refinance existing indebtedness on its properties (which generally will not have been fully amortized at maturity) or that the terms of such refinancing will not be as favorable as the terms of existing indebtedness. There can be no assurance that EastGroup will be able to refinance any indebtedness it may incur or otherwise obtain funds by selling assets or raising equity to make required payments on indebtedness.

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         Substantial Debt Obligations; Secured Mortgage Debt. As of June 30,
1998, EastGroup had approximately $135.5 million of non-recourse mortgage indebtedness secured by 26 of its properties, approximately $7.5 million of recourse mortgage indebtedness secured by two of its properties and 11 of the properties secured a revolving credit facility used to pay for acquisitions (the "Acquisition Facility"). In addition, properties which EastGroup may acquire in the future could be mortgaged to secure payment of indebtedness. If EastGroup is unable to generate funds to cover required payments of principal and interest on borrowings secured by any of these properties, the mortgage securing such properties could be foreclosed upon by, or such properties could otherwise be transferred to, the mortgagee with a consequent loss of income and asset value to EastGroup.

         Variable Rate Indebtedness. Advances under the Acquisition Facility and EastGroup's working capital credit facility (the "Working Capital Facility") bear interest at variable rates. As of August 31, 1998, EastGroup had a total of $115.7 million of variable rate debt. In addition, EastGroup may incur indebtedness in the future that also bears interest at a variable rate or may be required to refinance its debt at higher rates. Accordingly, increases in interest rates could increase EastGroup's interest expense, which could adversely affect EastGroup's financial condition and ability to pay expected distributions to stockholders.

         No Limitation on Debt. As of September 23, 1998, EastGroup's ratio of debt to total market capitalization was approximately 39.7%. EastGroup's organizational documents do not contain any limitation on the amount of indebtedness it may incur. Accordingly, EastGroup's Board of Directors (the "Board") could alter EastGroup's current debt structure and would do so, for example, if it were necessary in order for EastGroup to continue to qualify as a REIT. As a result, EastGroup could become more highly leveraged, resulting in an increase in debt service that could adversely affect EastGroup's financial condition and cash available for distribution to stockholders and could increase the risk of default on EastGroup's indebtedness.


REAL ESTATE INVESTMENT RISKS

         General Risks. EastGroup's investments generally consist of investments in industrial properties and as such will be subject to varying degrees of risk generally incident to the ownership of real property. The underlying value of EastGroup's real estate investments and EastGroup's financial condition and ability to make expected distributions to its stockholders will be dependent upon its ability to operate its properties in a manner sufficient to maintain or increase revenues and to generate sufficient income in excess of operating expenses. Income from EastGroup's properties may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, changes in interest rates and in the availability, cost and terms of mortgage financings, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older structures, changes in real estate tax rates and other

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operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war and other factors which are beyond the control of EastGroup.

         Dependence on Primary Markets. Substantially all of EastGroup's properties are located in the Sunbelt region of the United States and, therefore, EastGroup's financial condition and its ability to make expected distributions to stockholders will be linked to economic conditions in these markets as well as the market for industrial space generally. To the extent that these conditions impact the market rents for industrial space, they could have an adverse effect on EastGroup's financial condition and ability to make expected distributions to stockholders.

         Acquisition and Development Risks. EastGroup intends to pursue acquisitions of additional properties and selected development opportunities. Acquisitions and the development of new properties entail various risks, including that such properties will fail to perform in accordance with expectations and that estimates of the cost of improvements necessary to market, acquire, develop and operate such properties will prove inaccurate. The fact that EastGroup generally must distribute 95% of its ordinary taxable income in order to maintain its qualification as a REIT may limit EastGroup's ability to rely upon lease income from its properties or subsequently acquired properties to finance acquisitions or new developments. As a result, if debt or equity financing were not available on acceptable terms, further acquisitions or development activities might be curtailed or EastGroup's financial condition and cash available for distributions to stockholders might be adversely affected.

         Tenant Defaults. A substantial part of EastGroup's revenues and income is derived from rental income from real property. Consequently, EastGroup's financial condition and ability to make expected distributions to stockholders and to use its properties as collateral for its borrowings would be adversely affected if a significant number of tenants failed to meet their lease obligations. In the event of a default by a tenant, EastGroup may experience delays in enforcing its rights as lessor and may incur substantial costs in protecting its investment. At any time, a tenant may also seek protection under the bankruptcy laws, which could result in the rejection and termination of such tenant's lease and thereby adversely affect EastGroup's financial condition and ability to make expected distributions to stockholders. If a tenant rejects its lease pursuant to applicable bankruptcy laws, EastGroup's claim for breach of the lease in excess of any applicable security deposit would (absent collateral securing the claim) be treated as a general unsecured claim. The amount of the claim would be capped at the amount owed for unpaid pre-petition lease payments unrelated to the rejection, plus the greater of one year's lease payment or 15% of the remaining lease payments payable under the lease (but not to exceed the amount of three year's lease payments).

         Value and Illiquidity of Real Estate. Real estate investments are relatively illiquid. EastGroup's ability to vary its portfolio in response to changes in economic and other

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conditions will therefore be limited. If EastGroup must sell an investment, there can be no assurance that it will be able to dispose of the investment in the time period it desires or that the sales price of the investment will recoup or exceed the amount of EastGroup's cost for the investment.

         Environmental Matters. EastGroup's operating costs may be affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, as well as the cost of complying with future legislation. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under, or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow by using such real property as collateral. Persons who arrange for the transportation, disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated, by such person. Certain environmental laws and common law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials ("ACMs"), into the environment, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released ACMs or other hazardous materials. EastGroup is not aware of any material ACM issues at its properties. However, there can be no assurance that ACMs do not exist at properties owned by EastGroup. If there are ACMs at the properties that require removal or other remediation, the cost thereof could be substantial and could have an adverse effect on the value of the such property.

         Environmental laws may also impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated, and these restrictions may require expenditures. In connection with the ownership and operation of its properties, EastGroup may be potentially liable for any such costs. The cost of defending against claims of liability or remediating contaminated property and the cost of complying with environmental laws could materially adversely affect EastGroup's results of operations and financial condition and ability to make expected distributions to stockholders. Phase I environmental site assessments ("ESAs") have been conducted at all of the properties by qualified independent environmental engineers. The purpose of Phase I ESAs is to identify potential sources of contamination for which any of the properties may be responsible and to assess the status of environmental regulatory compliance. Except as described in the next paragraph, ESAs have not revealed any environmental liability or compliance concerns, nor is EastGroup aware of any such liability or concerns. It is possible, however, that these ESAs did not reveal all environmental liabilities or compliance concerns or that material environmental liabilities or compliance concerns exist of which EastGroup is currently unaware. EastGroup has not been notified by any governmental authority, and has no other knowledge of, any material

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noncompliance, liability or claim relating to hazardous or toxic substances or other environmental substances in connection with any of its properties. EastGroup intends to perform additional Phase I ESAs with respect to all properties acquired in the future.

         The Industry Distribution Center in City of Industry, California is on a parcel of land that was previously used as a facility to manufacture air conditioners by Carrier Corporation ("Carrier"). In connection with these manufacturing activities, there was a spill of a hazardous material that effected both soil and groundwater. Carrier presently is remediating this groundwater contamination in accordance with an order of the Regional Water Quality Control Board. Carrier has also executed a Remediation, Indemnity and Access Agreement that protects the Company and any subsequent owner of the property from environmental liabilities relating to this spill and requires Carrier to pay the entire cost of all environmental remediation programs at this property.

         Competition. All of the properties owned by EastGroup are located in developed areas. There are numerous other industrial properties and real estate companies within the market area of each such property which will compete with EastGroup for tenants and acquisition and development opportunities. The number of competitive industrial properties and real estate companies in such areas could have a material effect on (i) EastGroup's ability to rent space at its properties; (ii) the amount of rents currently charged and to be charged upon expiration of leases; (iii) the amount of tenant improvements and other tenant concessions required to lease the properties; and (iv) acquisition and development opportunities. EastGroup will compete for tenants and acquisitions with other competitors who have greater financial resources than EastGroup.

         Uninsured and Underinsured Losses. EastGroup has obtained or has caused its tenants to obtain commercial general liability, fire and extended coverage insurance with respect to its properties of the types and in the amounts which EastGroup believes are customarily obtained for or by an owner of industrial properties. EastGroup plans to obtain similar coverage for properties acquired in the future. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, that may be uninsurable or not economically insurable. The Board and management of EastGroup will use their discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to maintaining appropriate insurance coverage on the investments of EastGroup, as the case may be, at a reasonable cost and on suitable terms. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of the lost investment of EastGroup. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace the property after such property has been damaged or destroyed. Under such circumstances, the insurance proceeds received by EastGroup might not be adequate to restore its economic position with respect to such property.

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         Property Taxes. EastGroup's properties are subject to real property taxes. The real property taxes on the properties may increase or decrease as property tax rates change and as the value of the properties are assessed or reassessed by taxing authorities. If property taxes increase, EastGroup's ability to make distributions to its stockholders could be adversely affected.

         Cost of Compliance with Americans with Disabilities Act. Under the Americans with Disabilities Act of 1990, as amended (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. Compliance with the public accommodations provision of the ADA could require the removal of access barriers, and noncompliance could result in the imposition of fines or awards of damages. Additional legislation may impose further burdens or restrictions on owners with respect to access by disabled persons. In many instances, the applicability and requirements of the ADA are not clear. Accordingly, the cost of compliance with the ADA or such legislation is not currently ascertainable, and, while such costs are not expected to have a material adverse effect on EastGroup's financial condition, such costs could be substantial. EastGroup has not undertaken ADA studies of all of its properties and, as to those properties with respect to which EastGroup has not undertaken ADA studies, possible costs of compliance could arise.


CONFLICTS OF INTEREST

         Leland R. Speed serves as Chairman of both EastGroup and Parkway Properties, Inc. ("Parkway"), a REIT with a focus on office properties principally in the Southeastern United States and Texas. EastGroup and Parkway are housed in separate offices and have no other common directors or officers. As both companies carry out their strategic plans, management of each company has stated its intention not to transfer properties between the two entities, and each company intends to pursue its distinct corporate plan. There can be no assurance that conflicts of interest will not arise between the two companies in the future.


LIMITS ON CHANGES IN CONTROL

         Certain provisions contained in the Charter, Bylaws, certain of EastGroup's agreements, and certain provisions of Maryland law may have the effect of discouraging a third party from making an acquisition proposal for EastGroup and may thereby inhibit a Change of Control of EastGroup. These include provisions of the Maryland General Corporation Law relating to certain "business combinations" and "control share" acquisitions involving Maryland corporations, EastGroup's Change of Control Agreements with certain executive officers, and certain provisions of the Charter intended to protect EastGroup's status as a REIT described in the attached Prospectus under "Restrictions or Transfer". Such provisions may (i) deter tender offers for the capital stock of the Company, which may be attractive to the stockholders; or (ii) deter purchases of large blocks of capital stock of the



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Company, thereby limiting the opportunity for stockholders to receive a premium for their shares over then-prevailing market prices.


POSSIBLE ADVERSE CONSEQUENCES OF LIMITS ON OWNERSHIP OF SHARES

         The provisions of the Charter provide that if a transfer of stock of EastGroup or a change in the capital structure of EastGroup would result in (i) any person (as defined in the Charter) directly or indirectly acquiring beneficial ownership of more than 9.8% (in value or in number, whichever is more restrictive) of the outstanding capital stock of EastGroup excluding Excess Stock; (ii) the outstanding shares of EastGroup being constructively or beneficially owned by fewer than 100 persons; or (iii) EastGroup being "closely held" within the meaning of Section 856 of the Internal Revenue Code of 1986, as amended (the "Code"), then: (A) any proposed transfer will be void ab initio and will not be recognized by EastGroup; (B) EastGroup will have the right to redeem the shares proposed to be transferred; and (C) the shares proposed to be transferred will be automatically converted into and exchanged for shares of a separate class of stock, the excess stock, par value $0.0001 per share, of EastGroup ("Excess Stock"), having no dividend or voting rights. Holders of Excess Stock do have certain rights in the event of any liquidation, dissolution or winding up of the Company. The Charter further provides that the Excess Stock will be held by EastGroup as trustee for the person or persons to whom the shares are ultimately transferred, until such time as the shares are retransferred to a person or persons in whose hands the shares would not be Excess Stock and certain price-related restrictions are satisfied. These provisions are designed to enable EastGroup to meet the share ownership requirements applicable to REITs under the Code, but may also have an anti-takeover effect of discouraging tender offers or purchases of large blocks of stock, thereby limiting the opportunity for stockholders to receive a premium for their shares over then-prevailing market prices.


REIT TAX RISKS

         EastGroup believes that it has operated in a manner so as to qualify as a REIT under the Code for each of its taxable years since its formation in 1969. Although the Company believes that EastGroup has been organized and will operate in such a manner, no assurance can be given that EastGroup will be able to continue to operate in a manner so as to qualify or remain so qualified. Qualification as a REIT depends upon EastGroup meeting and continuing to meet the various highly technical and complex Code provisions and REIT qualification rules, which include (i) maintaining ownership of specified minimum levels of real estate related assets; (ii) generating specified minimum levels of real estate related income; (iii) maintaining certain diversity of ownership requirements with respect to EastGroup shares; and (iv) distributing at least 95% of all real estate investment taxable income on an annual basis. There are only limited judicial and administrative interpretations of such rules. Furthermore, the determination of various factual matters and circumstances not entirely

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within EastGroup's control may affect EastGroup's ability to qualify as a REIT.

         If EastGroup fails to qualify as a REIT, EastGroup will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at corporate rates. In addition, unless entitled to relief under certain statutory provisions, EastGroup will be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would reduce the net earnings of EastGroup available for investment or distribution to stockholders because of the additional tax liability to EastGroup for the year or years involved. In addition, distributions would no longer be required to be made. To the extent that distributions to stockholders had been made based on EastGroup's qualifying as a REIT, EastGroup might be required to borrow funds or to liquidate certain of its investments to pay the applicable tax. See "Federal Income Tax
Considerations -- Taxation of the Company" in the Prospectus attached hereto.


FORWARD-LOOKING STATEMENTS

         The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Prospectus Supplement, the accompanying Prospectus and other materials filed or to be filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and incorporated by reference in the accompanying Prospectus contain or will contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Security Act"), and Section 21E of the Exchange Act. Such statements include information relating to acquisitions and other business development activities, future capital expenditures, financing sources and availability and the effects of regulations (including environmental regulation) and competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements contained in this Prospectus Supplement or the accompanying Prospectus or incorporated by reference in such Prospectus. These risks and uncertainties include, but are not limited to, uncertainties affecting real estate businesses generally (such as entry into new leases, renewals of leases and dependence on tenants' business operations), risks relating to acquisition and development activities, possible environmental liabilities, risks relating to leverage, debt service and obligations with respect to the payment of dividends (including availability of financing terms acceptable to the Company and sensitivity of the Company's operations to fluctuations in interest rates), the potential for the need to use borrowings to make distributions necessary for the Company to qualify as a REIT or to fund the payment of dividends, dependence on the primary markets in which the Company's properties are located, the existence of complex regulations relating to the Company's status as a REIT and the adverse consequences of the failure of the Company to qualify as a REIT and

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the potential adverse impact of market interest rates on the market price for the Company's securities.

                     DESCRIPTION OF SERIES B PREFERRED STOCK


         The summary of certain terms and provisions of the Series B Preferred Stock contained in this Prospectus Supplement does not purport to be complete and is subject to, and qualified in its provisions of, the Company's Charter, Bylaws and Articles Supplementary to the Charter setting forth the particular terms of the Series B Preferred Stock (the "Series B Amendment").

         The Charter authorizes the issuance of 70,000,000 shares of Common Stock, par value $0.0001 per share (the "Common Stock"). The Articles Supplementary filed June 12, 1998 reclassified 1,725,000 shares of Common Stock into 1,725,000 shares of 9.00% Series A Cumulative Redeemable Preferred Stock (the "Series A Preferred Stock"). The Articles Supplementary authorized by the Board on September 21, 1998 reclassified 2,800,000 shares of Common Stock into 2,800,000 shares of Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Stock"). The two reclassifications of Common Stock into Preferred Stock have decreased the total number of shares of Common Stock authorized for issuance to 65,475,000. On September 25, 1998, the Company entered into an agreement with the Purchaser pursuant to which the Company agreed to sell, and the Purchaser agreed to buy, up to 2,800,000 shares of the Series B Preferred Stock. No series of Preferred Stock other than the Series A Preferred Stock or the Series B Preferred Stock have been authorized or issued.

GENERAL

         On September 21, 1998, the Board authorized the Company to reclassify 2,800,000 shares of Common Stock into 2,800,000 shares of the Series B Preferred Stock, and further authorized the issuance of the Series B Preferred Stock. When issued, the Series B Preferred Stock will be validly issued, fully paid and non-assessable. The Series B Preferred Stock will not be subject to any sinking fund or other obligation of the Company to redeem or retire the Series B Preferred Stock. Unless converted or redeemed by the Company, the Series B Preferred Stock will have a perpetual term, with no maturity.

RANKING

         The Series B Preferred Stock will rank senior to the Common Stock with respect to the payment of dividends and amounts upon liquidation, dissolution or winding up of the Company and, as to dividends and upon liquidation, dissolution and winding up, ranks equal to and on a parity with the Series A Preferred Stock.

         The Company may create additional classes of stock, increase the authorized number of shares of Common Stock or issue a different series of Preferred Stock ranking equal or junior

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to the Series B Preferred Stock with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding up without the consent of any holder of Series B Preferred Stock. See "-- Voting Rights" below. No dividends shall be set apart for or paid upon the Common Stock or any other shares of stock ranking junior to the Series B Preferred Stock unless all such cumulative dividends on the Series B Preferred Stock have been paid. Dividend payments with respect to the Series B Preferred Stock shall be made pari passu with the dividend payments on the Series A Preferred Stock.

DIVIDENDS

         Dividend Rate. Holders of shares of Series B Preferred Stock will be entitled to receive, when, as and if declared by the Board, out of funds of the Company legally available for payment, cash dividends payable in an amount per share equal to the greater of (i) the quarterly dividend payable for the applicable quarter per share of Common Stock into which shares of Series B Preferred Stock are convertible and (ii) $.547 (the "Applicable Dividend Rate").

         Cumulative Dividends. Dividends on the Series B Preferred Stock shall be fully cumulative, to the extent not previously paid. Dividends on the Series B Preferred Stock Stock be cumulative and payable (if declared) quarterly on each January 15, April 15, July 15 and October 15 of each year in respect of the prior quarter; provided, however, that the Corporation shall have the right to declare and pay dividends at any time. Each such dividend will be payable to holders of record as they appear on the stock records of the Company at the close of business on such record dates, not exceeding 30 days preceding the payment dates thereof, as shall be fixed by the Board. Dividends will accrue and be cumulative from the date of original issuance of the Series B Preferred Stock.

         Interest on Unpaid Dividends. Dividends on the Series B Preferred Stock not paid in full on the dates set forth above shall accrue dividends at the Applicable Dividend Rate divided by $25.00. Any dividend payment with respect to the Series B Preferred Stock shall first be credited against any prior accrued or unpaid dividend. No dividends shall be set apart for or paid upon the Common Stock or any other shares of stock ranking junior to the Series B Preferred Stock unless all such cumulative dividends on the Series B Preferred Stock have been paid. Dividend payments with respect to the Series B Preferred Stock shall be made pari passu with the dividend payments on the Series A Preferred Stock.

         Prohibitions on Dividends, Distributions and Repurchases. Unless the dividends on the Series B Preferred Stock (including accrued and unpaid dividends in arrears whether or not declared) which pursuant to their terms should have been paid, have been paid in full or declared and set apart for payment in full on the Series B Preferred Stock, the Company will not pay dividends on, make any other distributions on, or redeem or repurchase or otherwise acquire for consideration any capital stock of the Company (without regard to rank, either as to dividends or upon liquidation, dissolution or winding up), other than (i) the Series A

Preferred Stock or any other Preferred Stock of the Company which ranks pari passu with the Series B Preferred Stock, all of which payments shall be made pari passu with the Series B Preferred Stock, and (ii) shares of Preferred Stock of the Company that rank senior to the Series B Preferred Stock if the issuance of Series B Preferred Stock has been approved by the holders of a majority of the Series B Preferred Stock.


REDEMPTION

         General. The Series B Preferred Stock will not be redeemable by the Company prior to the date which is the fifth anniversary of the original date of issuance of the Series B Preferred Stock; provided, however, that the Company may redeem all of the Series B Preferred Stock prior to such fifth anniversary in the event of a Change of Control, as defined below, in which case the redemption price for the Series B Preferred Stock shall equal $25.00 per share plus accrued and unpaid dividends (whether or not declared and accrued through the date of payment for redemption or the date payment is made available for payment to the holder thereof) plus a premium equal to 6.0% of $25.00; and provided, further, the initial redemption of the Series B Preferred Stock shall not be less than 50% of the outstanding Series B Preferred Stock. On and after such date, the Series B Preferred Stock will be redeemable by the Company, in whole or in part, at the option of the Company.

         Notice of Redemption. The Company may exercise its option to redeem the Series B Preferred Stock only by mailing a written notice of election (the "Redemption Notice") to the holders of shares of Series B Preferred Stock, at each holder's address appearing on the records of the Company, at least 30 days prior to the date specified therein for the redemption of the Series B Preferred Stock. In the event of a Change of Control, as defined below, the Company shall mail a notice to each holder no later than 15 days after the date of occurrence of such Change of Control as to whether or not it elects to redeem.

         Such notice shall state, at a minimum, the amount of shares of Series B Preferred Stock to be redeemed, the date on which such redemption shall occur and the last date on which such holder can exercise the conversion rights (described under "-- Conversion Rights" below).

         Conversion. During the period beginning on the date on which the Company mailed to each holder of the Series B Preferred Stock a written notice of election, as set forth above, and ending on the thirtieth day following the date of such mailing, each holder of the Series B Preferred Stock may exercise its conversion rights (described under "-- Conversion Rights" below).

         Redemption Price. Upon the thirtieth day following the mailing of the redemption notice described above to the holder of the Series B Preferred Stock, and unless such holder of the Series B Preferred Stock has exercised its conversion rights described above, the Company shall purchase from such holder of Series B Preferred Stock (upon surrender by such holder at the Company's principal office of the certificate representing such shares) such shares of Series

B Preferred Stock specified in the Redemption Notice, at a price per share equal to the sum of (i) $25.00 per share plus accrued and unpaid dividends (whether or not declared and accrued through the date of payment for redemption or the date payment is made available for payment to the holder thereof) plus a premium equal to the following percentage of $25.00:


Redemption Occurs
On or After                             But Prior To                                          % Premium
---------------------                   ------------                                          ---------
January 1, 2004                         December 31, 2004                                        4.0
January 1, 2005                         December 31, 2005                                        3.0
January 1, 2006                         December 31, 2006                                        2.0
January 1, 2007                         December 31, 2007                                        1.0
January 1, 2008                                                                                  0.0

and (ii) the number of Series B Preferred Stock to be redeemed in the Redemption Notice.

LIQUIDATION PREFERENCE

         Liquidation Payment. The holders of shares of Series B Preferred Stock will be entitled to receive, in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any distribution or payment to the holders of shares of capital stock of the Company ranking junior to the Series B Preferred Stock, $25.00 per share of Series B Preferred Stock plus accrued and unpaid dividends (whether or not declared), if any (or a pro rata portion thereof with respect to fractional shares), to the date of final distribution or the distribution is made available (the "Liquidation Preference"); provided, however, that if such liquidation, dissolution or winding up of the Company occurs in connection with or subsequent to a Change of Control, as defined below, then the holders of the Series B Preferred Stock shall be entitled to be paid the Put Payment (as defined below under "-- Change of Control and Put Option"). The Series B Preferred Stock, as to liquidation, dissolution and winding up, ranks equal to and on a parity with the Series A Preferred Stock.

         Pro Rata Payments. If, upon any liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution to the holders of the shares of Series B Preferred Stock are insufficient to pay in full the sums which such holders are entitled to receive in such case, then such assets available for distribution to the holders of Series B Preferred Stock and Series A Preferred Stock shall be distributed among and paid to the holders of the Series B Preferred Stock and Series A Preferred Stock ratably in proportion to the respective amounts that would be payable to such holders if such assets were sufficient to permit payment in full.

VOTING RIGHTS

         General. Except as limited by law, the holders of the Series B Preferred Stock shall be entitled to vote or consent on all matters submitted to the holders of Common Stock together with the holders of Common Stock as a single class. Each share of Series B Preferred Stock will entitle the holder thereof to one vote for each share of Common Stock into which such share of Series B Preferred Stock is convertible as of the record date for such vote or consent or, if no record date is specified, as of the date of such vote or consent.

         Preferred Directors. In addition to the voting rights described herein, and also except as set forth below, the number of directors constituting the Board shall automatically be increased by one member upon the first and second to occur of (i) the Company's failure to pay the Regular Quarterly Dividend, as defined below, on the Common Stock for any quarter in an amount of at least $.30 per share (as may be adjusted under certain circumstances); (ii) the Company's failure to pay in full the quarterly dividend payable on the Series B Preferred Stock (whether or not declared) (the "Dividend Payment Default") (together with the director appointed pursuant to clause (i) hereof, the "Default Directors"); and (iii) the issuance by the Company of such number of shares of Series B Preferred Stock such that the total number of outstanding shares of Series B Preferred Stock exceeds 1,600,000 ( the "Minimum Issuance Condition") (the "Minimum Condition Director" and, together with the Default Directors, the "Preferred Directors"), for an aggregate maximum increase in any event of two directors. The position on the Board established pursuant to clause (i) above, shall remain available until the first to occur of the following: (x) the Purchaser, or the 99% member of the Purchaser ceases to own either (A) all of the outstanding shares of the Series B Preferred Stock or (B) an amount of voting securities of the Company which, if converted into shares of Common Stock, would exceed 10% of the outstanding Common Stock on a fully diluted basis (the "Minimum Threshold") and (y) the Dividend Reduction Cure, as defined below. The position on the Board established pursuant to clause (ii) above shall remain available until the first to occur of such time as (x) the Minimum Threshold fails to be satisfied and (y) the Dividend Payment Cure (as defined under "--Cures" below). In no event shall the positions created under this paragraph be reduced below one as long as the Minimum Issuance Condition has been satisfied. The term "Regular Quarterly Dividend" means any cash dividend(s) paid in any calendar year that do not in the aggregate exceed the Company's reported Funds From Operations (as defined by NAREIT prior to 1996) for the quarter relating to such dividend.

         Except as set forth below, at any time after the Minimum Threshold ceases to be satisfied and a Dividend Payment Default occurs for three consecutive fiscal quarters, the number of directors constituting the Board shall be automatically increased by a maximum of two members. The position on the Board created thereby shall continue to be available until the earlier to occur of such time as (i) there are no shares of Series B Preferred Stock outstanding and (ii) the Dividend Payment Cure (as defined under "-- Cures" below).

         Election of Preferred Directors. The holders of the Series B Preferred Stock shall have the special right, voting separately as a single class, to elect as soon as practical, a director to fill each vacancy created pursuant to "-- Preferred Directors" above and to elect their respective successors at each succeeding annual meeting of the Company thereafter at which such successor is to be elected. At no time shall there be more than two Preferred Directors on the Board.

         Cures. Upon occurrence of a Dividend Reduction Default, the same shall be deemed to continue to exist until such time as (x) the Regular Quarterly Dividend paid in the immediately preceding quarter on the Common Stock shall be greater than $.30 per share and (y) all dividends, and all other accrued and unpaid dividends whether or not declared, on the Series B Preferred Stock have been paid or made available for payment (the "Dividend Reduction Cure").

         Upon the occurrence of the Dividend Payment Default, the same shall be deemed to continue and exist until such time as the earlier to occur of (x) none of the Series B Preferred Stock shall remain outstanding or (y) all dividends, including accrued and unpaid dividends on the Series B Preferred Stock whether or not declared, have been paid or made available for payment (the "Dividend Payment Cure").

         Board Committees. Such of the Preferred Directors as is first elected shall be designated as a member of every committee of the Board, other than two committees, such two committees to be specified by such Director. The other Director elected under "-- Preferred Directors" shall be designated as a member of each committee of the Board on which such other Director is not a member.

         Voting Procedures. At each meeting of the stockholders of the Company at which the holders of the Series B Preferred Stock shall have the right to vote as a single class, the presence in person or by proxy of the holders of record of a majority of the total number of Series B Preferred Stock then outstanding shall be necessary and sufficient to constitute a quorum of such class for such election by such stockholders as a class. At any such meeting or adjournment thereof, the absence of a quorum of holders of Series B Preferred Stock shall not prevent the election of directors other than the Preferred Directors, and the absence of a quorum of the holders of any other class or series of stock for the election of such other directors shall not prevent the election of any Preferred Directors by the holders of the Series B Preferred Stock.

         Vacancy. If any vacancy shall occur among the directors elected by the holders of the Series B Preferred Stock, such vacancy shall be filled by the vote of holders of the Series B Preferred Stock, voting as a single class, at a special meeting of such stockholders called for that purpose.

         Written Consent. Notwithstanding the foregoing, any action required or permitted to be taken by holders of Series B Preferred Stock at any meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a unanimous written consent, setting forth the action so taken, shall be signed by each of the holders of Series B Preferred Stock and shall be executed and delivered to the Secretary of the Company for placement among the minutes of proceedings of the stockholders of the Company.

         Approval by the Company. The Company acting through a majority of its Directors shall have the right to approve the nomination of any Preferred Director, such approval not to be unreasonably withheld.

         Restrictions on the Company. So long as shares of Series B Preferred Stock are outstanding, without the consent of the holders of at least a majority of the outstanding Series B Preferred Stock voting separately as a class or by unanimous written consent of all of the holders of the Series B Preferred Stock (in addition to any other vote or consent of stockholders required by law or by the Charter), the Company may not (i) amend or alter the Series B Amendment;
(ii) amend or alter the Charter which would adversely affect the rights of the holders of Series B Preferred Stock as such; (iii) amend, alter or repeal any provision of the Charter which would increase in any respect the restrictions or limitations on ownership applicable to the Series B Preferred Stock; (iv) amend, alter or repeal the Charter or Bylaws of the Company to limit the right of indemnification provided to any Preferred Director; (v) issue additional shares of Series B Preferred Stock or of Preferred Stock (or a series of Preferred Stock that would vote as a class with the shares of Series B Preferred Stock with respect to the election of any Preferred Director) or shares of stock ranking senior to the Class B Preferred Stock; (vi) amend, alter or repeal any provision of the Charter or Bylaws to increase the number of directors on the Board above 11 (not including any Preferred Directors).

         Reports. The Company shall mail to each holder of record of Series B Preferred Stock, at such holder's address in the records of the Company, within 45 days after the end of the first three fiscal quarters of each fiscal year and within 90 days after the end of each fiscal year, its financial reports for such fiscal period in such form and containing such independent accountants report as set forth under the rules of the Securities and Exchange Commission

(together with the report of the Company's independent accountants with respect to such fiscal period) irrespective of whether the Company is then required to file reports under such rules.

CONVERSION RIGHTS

         Shares of Series B Preferred Stock will be convertible, in whole or in part, at any time, at the option of the holders thereof, into the number of fully paid and non-assessable shares of Common Stock obtained by multiplying the number of shares of Series B Preferred Stock being converted by the Conversion Ratio (as defined below and as in effect at such time) by surrendering such shares of Series B Preferred Stock to be converted. The "Conversion Ratio" with respect to any shares of Series B Preferred Stock will initially be equal to 1.1364, subject to adjustment as described in "-- Conversion Ratio Adjustments" below. The right to convert shares of Series B Preferred Stock called for redemption will terminate at the close of business on the last day on which the holder of Series B Preferred Stock can exercise its conversion rights, unless the Company shall default in making payment of any cash payable upon such redemption under "-- Redemption" above. For information as to notices of redemption see "-- Redemption" above.

         Conversion of shares of Series B Preferred Stock, or a specified portion thereof, may be effected by delivering a certificate or certificates evidencing such shares, together with written notice of conversion and a proper assignment of such certificate or certificates to the Company or in blank, together with an amount sufficient to pay any transfer or similar tax (or satisfactory evidence that such taxes have been paid) to the Company for that purpose.

         Each conversion will be deemed to have been effected immediately prior to the close of business on the date on which the certificates for shares of Class B Preferred Stock shall have been surrendered and notice shall have been received by the Company as aforesaid, and the conversion shall be at the Conversion Ratio in effect at such time and on such date.

         Fractional shares of Common Stock are not to be issued upon conversion but, in lieu thereof, the Company will pay a cash adjustment based on the current market price of the Common Stock on the day prior to the conversion date.

CONVERSION RATIO ADJUSTMENTS

         The Conversion Ratio is subject to adjustment upon certain events, including the following:

         Dividends, Subdivisions, Combinations, Reclassifications. If the Company shall, while any shares of Series B Preferred Stock are outstanding, (i) pay a dividend or make a distribution with respect to its capital stock in shares of its Common Stock, (ii) subdivide its outstanding Common Stock into a greater number of shares, (iii) combine its outstanding Common Stock into a smaller number of shares or (iv) issue any shares of capital stock by reclassification of its Common Stock, the Conversion Ratio in effect at the opening of business on the day next following the date fixed for the determination of shareholders entitled to receive such dividend or distribution or at the opening of business on the day following the day on which such subdivision, combination or reclassification becomes effective, as the case may be, shall be adjusted so that the holder of any shares of Series B Preferred Stock thereafter surrendered for conversion shall be entitled to receive the number of shares of Common Stock that such holder would have owned or have been entitled to receive after the happening of any of the events described above had such shares of Series B Preferred Stock been converted immediately prior to the record date in the case of a dividend or distribution or the effective date in the case of a subdivision, combination or reclassification.

         Issuance of Rights, Options or Warrants to Purchase Common Stock. If the Company shall, while any shares of Series B Preferred Stock are outstanding, issue rights, options or warrants to all holders of Common Stock entitling them (for a period expiring within 45 days after the record date mentioned below) to subscribe for or purchase Common Stock at a price per share less than the current market price per share of Common Stock on the record date for the determination of shareholders entitled to receive such rights or warrants, then the Conversion Ratio in effect at the opening of business on the day next following such record date shall be adjusted to equal the ratio determined by dividing (i) the Conversion Ratio in effect immediately prior to the opening of business on the day next following the date fixed for such determination by (ii) a fraction, the numerator of which shall be the sum of (A) the number of shares of Common Stock outstanding on the close of business on the date fixed for such determination and (B) the number of shares that the aggregate proceeds to the Company from the exercise of such rights or warrants for Common Stock would purchase at such current market price, and the denominator of which shall be the sum of (x) the number of shares of Common Stock outstanding on the close of business on the date fixed for such determination and (y) the number of additional shares of Common Stock offered for subscription or purchase pursuant to such rights or warrants.

         Issuance of Rights, Options or Warrants to Purchase Securities Other Than Common Stock. If the Company shall distribute to all holders of its Common Stock any shares of capital stock of the Company (other than Common Stock) or evidence of its indebtedness or assets (excluding Regular Quarterly Dividends) or rights or warrants to subscribe for or purchase any of its securities (any of the foregoing being hereinafter called the "Securities"), then in each such case each holder of shares of Series B Preferred Stock shall receive concurrently with the receipt by holders of the Common Stock the kind and amount of such Securities that it would have owned or been entitled to receive had such shares of Series B Preferred Stock been converted immediately prior to such distribution or related record date, as the case may be.

         Distribution of Cash. If the Company shall pay or make a dividend or other distribution on its Common Stock exclusively in cash (excluding Regular Quarterly Dividends), each holder of shares of Series B Preferred Stock shall receive concurrently with the receipt by holders of the Common Stock the kind and amount of any such distribution that it would have owned or been entitled to receive had such shares of Series B Preferred Stock been converted immediately prior to such distribution or related record date, as the case may be.

         Certain Significant Transactions. If the Company shall be a party to any transaction (including, without limitation, a merger, consolidation, statutory share exchange, self tender offer for all or substantially all shares of Common Stock, sale of all or substantially all of the Company's assets or recapitalization of the Common Stock and excluding any transaction as to which the other provisions of the Series B Amendment apply) (each of the foregoing being referred to herein as a "Transaction"), in each case as a result of which shares of Common Stock shall be converted into the right to receive stock, securities or other property (including cash or any combination thereof), each share of Series B Preferred Stock that is not converted into the right to receive stock, securities or other property in connection with such Transaction shall thereafter be convertible into the kind and amount of shares of stock, securities and other property (including cash or any combination thereof) receivable upon the consummation of such Transaction by a holder of that number of shares of Common Stock into which one share of Series B Preferred Stock was convertible immediately prior to such Transaction, assuming such holder of Common Stock (i) is not a person with which the Company consolidated or into which the Company merged or which merged into the Company or to which such sale or transfer was made, as the case may be (a "Constituent Person"), or an affiliate of a Constituent Person or (ii) failed to exercise his or her rights of election, if any, as to the kind or amount of stock, securities and other property (including cash) receivable upon such Transaction (provided that if the kind or amount of stock, securities and other property (including cash) receivable upon such Transaction is not the same for each share of Common Stock of the Company held immediately prior to such Transaction by other than a Constituent Person or an affiliate thereof and in respect of which such rights of election shall not have been exercised ("Non-electing Share"), then for the purpose of this provision the kind and amount of stock, securities and other property (including cash) receivable upon such Transaction by each Non-electing Share shall be deemed to be the kind and amount so receivable per share by a plurality of the Non-electing Shares). The Company shall not be a party to any Transaction unless the terms of such Transaction are consistent with this provision, and it shall not consent or agree to the occurrence of any Transaction until the Company has entered into an agreement with the successor or purchasing entity, as the case may be, for the benefit of the holders of the shares of Series B Preferred Stock that will contain provisions enabling the holders of the shares of Series B Preferred Stock that remain outstanding after such Transaction to convert into the consideration received by holders of Common Stock at the Conversion Ratio in effect immediately prior to such Transaction.

         Other Actions. If the Company shall take any action affecting the Common Stock, other than the actions described above, that would materially adversely affect the conversion rights of the holders of the shares of Series B Preferred Stock or the value of such conversion rights, the Conversion Ratio for the shares of Series B Preferred Stock may be adjusted, to the extent permitted by law, in such manner, if any, and at such time, as the Board, in its sole discretion, may determine to be equitable in the circumstances.

OTHER CONVERSION PROVISIONS

         Cumulative Adjustments. No adjustment in the Conversion Ratio shall be required unless such adjustment would require a cumulative increase or decrease of at least 1%; provided, however, that any adjustments that by reason of this provision are not required to be made shall be carried forward and taken into account in any subsequent adjustment until made. If any action or transaction would require adjustment of the Conversion Ratio pursuant to more than one provision of the Series B Amendment, only one adjustment shall be made and such adjustment shall be the amount of adjustment that has the highest absolute value.

         Exempted Transactions. The Company shall not be required to make any adjustment of the Conversion Ratio for (x) the issuance of any shares of Common Stock pursuant to any plan providing for the reinvestment of dividends or interest payable on securities of the Company and the investment of additional optional amounts in shares of Common Stock pursuant to any plan providing for the reinvestment of dividends or interest payable on securities of the Company and the investment of additional optional amounts in shares of Common Stock under such plan, (y) the issuance of contingent rights issued pursuant to a stockholders' rights plan adopted by the Company pursuant to which the acquisition by any third party of a specified percentage of Common Stock triggers the exercisability of such rights to purchase Common Stock, for so long as no event has occurred triggering such rights to exercise, and (z) the issuance of Common Stock or options to purchase Common Stock pursuant to an employee benefit plan.

         Reduction In Conversion Ratio. The Company shall be entitled, to the extent permitted by law, to make such reductions in the Conversion Ratio, as it in its discretion shall determine to be advisable in order that any stock dividends, subdivision of shares, reclassification or combination of shares, distribution of rights or warrants to purchase stock or securities, or a distribution of other assets (other than cash dividends) hereafter made by the Company to its shareholders shall not be taxable, or if that is not possible, to diminish any income taxes that are otherwise payable because of such event.

         Notice of Adjustment in Conversion Ratio. Whenever the Conversion Ratio is adjusted as herein provided, the Company shall prepare a notice of such adjustment of the Conversion Ratio setting forth the adjusted Conversion Ratio and the effective date of such adjustment and shall mail such notice of such adjustment of the Conversion Ratio to the holders of the shares of Series B Preferred Stock at each holder's last address as shown on the stock records of the Company.

         Notice of Certain Events. If:

         (i) the Company shall declare a dividend (or any other distribution) on the Common Stock (other than the Regular Quarterly Dividend); or (ii) the Company shall authorize the granting to all holders of the Common Stock of rights or warrants to subscribe for or purchase any shares of any class or any other rights or warrants; or (iii) there shall be any reclassification of the Common Stock (other than any event to which other provision of the Series B Amendment applies) or any consolidation or merger to which the Company is a party and for which approval of any shareholders of the Company is required, or a statutory share exchange, or self tender offer by the Company for all or substantially all of its outstanding shares of Common Stock or the sale or transfer of all or substantially all of the assets of the Company as an entity; or (iv) there shall occur the involuntary or voluntary liquidation, dissolution or winding up of the Company, then the Company shall cause to be mailed to the holders of shares of Series B Preferred Stock, at the address as shown on the stock records of the Company, as promptly as possible, but at least 15 business days prior to the applicable date hereinafter specified, a notice stating (A) the date on which a record is to be taken for the purpose of such dividend, distribution or rights or warrants, or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution or rights or warrants are to be determined or (B) the date on which such reclassification, consolidation, merger, statutory share exchange, sale, transfer, liquidation, dissolution or winding up is expected to become effective, and the date as of which it is expected that holders of Common Stock shall be entitled to exchange their shares of Common Stock for securities or other property, if any, deliverable upon such reclassification, consolidation, merger, statutory share exchange, sale, transfer, liquidation, dissolution or winding up.

         Reservation, Validity, Listing and Securities Law Compliance With Respect to Shares of Common Stock; Transfer Taxes. The Company will reserve and keep available form its authorized but unissued shares of Common Stock for the purpose of affecting conversion of the Series B Preferred Stock, a sufficient number of shares of Common Stock as may be required to effect conversion of the Series B Preferred Stock. Any shares of Common Stock issued upon the conversion of the Shares of Series B Preferred Stock shall be validly issued, fully paid and non-assessable. The Company will endeavor (i) to list the shares of Common Stock required to be delivered upon conversion of the Series B Preferred Stock, prior to such delivery, upon each national securities exchange, if any, upon which the outstanding Common Stock is listed at the time of such delivery and
(ii) to comply with all federal and state laws and regulations thereunder requiring the registration of such securities with, or any approval of or consent to the delivery thereof, by any governmental authority. The Company will pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of shares of Common Stock or other securities or property on conversion of the Series B Preferred Stock pursuant hereto; provided, however, that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issue or delivery of shares of Common Stock or other securities or property in a name other than that of the holder of the shares of Series B Preferred Stock to be converted, and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Company the amount of any such tax or established, to the reasonable satisfaction of the Company, that such tax has been paid.


CHANGE OF CONTROL AND PUT OPTION

         If a Change of Control or Put Event (each, as defined below) occurs as a result of the voluntary (and not legally compelled) act, omission or participation of the Company, which act, omission, or participation the Company had the discretion under existing laws and regulations to refrain from, then each holder of shares of Series B Preferred Stock will have the right to require the Company to redeem such holder's shares of Series B Preferred Stock at a redemption price payable in cash in an amount equal to 102% of the Liquidation Value thereof, plus accrued and unpaid dividends whether or not declared, if any, to the date of purchase or the date that payment is made available.

         The following terms, as used herein, have the following meanings:

         "Change of Control" means each occurrence of any of the following: (i) the acquisition, directly or indirectly, by any individual or entity or group (as such term is used in Section 13(d)(3) of the Exchange Act) of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act, except that such individual or entity shall be deemed to have beneficial ownership of all shares that any such individual or entity has the right to acquire, whether such right is exercisable immediately or only after passage of time) of more than 33% of the aggregate outstanding voting power of capital stock of the Company; (ii) other than with respect to the election, resignation or replacement of the Preferred Directors, during any period of two consecutive years, individuals who at the beginning of such period constituted the Board (together with any new directors whose election by the Board or whose nomination for election by the stockholders of the Company was approved by a vote of 66 2/3% of the directors of the Company (excluding Preferred Directors) then still in office who were either directors at the beginning of such period, or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board then in office; and (iii) (A) the Company consolidates with or merges into another entity (the "Merger Entity") or conveys, transfers or leases all or substantially all of its respective assets (including, but not limited to, real property investments) to any individual or entity (the "Acquiring Entity", and, together with the Merger Entity, the "Successor Entity"), or (B) any corporation consolidates with or merges into the Company, which in either event (A) or (B) is pursuant to a transaction in which the outstanding voting capital stock of the Company is reclassified or changed into or exchanged for cash, securities or other property (unless the holders of the voting capital stock of the Company immediately prior to such transaction hold immediately after such transaction more than 45% of the outstanding voting capital stock of the Successor Entity).

         "Put Event" means each occurrence of any of (i) the Company fails to qualify as a real estate investment trust as described in Section 856 of the Internal Revenue Code of 1986, as amended, other than as a result of any action, or unreasonable failure to act, by any holder of shares of Series B Preferred Stock; (ii) the Company becomes a "Pension-held REIT" as defined in Section 856(h)(3)(D) of the Internal Revenue Code of 1986, as amended, other than as a result of any action, or unreasonable failure to act, by the holders of shares of Series B Preferred Stock; or (iii) the Company ceases to be engaged primarily in the business of owning and managing multi-family properties and/or industrial properties directly, or through subsidiaries, as carried on as of the date hereof and described in the Company's Annual Report on Form 10-K, as amended, as filed with the Securities and Exchange Commission for the year ended December 31, 1997.


                       RATIO OF EARNINGS TO FIXED CHARGES

         EastGroup's ratio of earnings to fixed charges and Preferred Stock dividends for the six months ended June 30, 1998 was 2.4, for the year ended December 31, 1997 was 3.0, for the year ended December 31, 1996 was 2.4, for the year ended December 31, 1995 was 2.2, for the year ended December 31, 1994 was
2.8 and for the year ended December 31, 1993 was 2.9. Except for the six months ended June 30, 1998, there was no Preferred Stock outstanding for any of the periods shown above. Accordingly, the ratio of earnings to fixed charges and Preferred Stock dividends for those periods are identical to the ratio of earnings to fixed charges.

         For purposes of computing these ratios, earnings have been calculated by adding fixed charges, excluding capitalized interest, to pre-tax income from continuing operations (net income or loss). Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense and amortization of debt issuance costs.

                            RESTRICTIONS ON TRANSFER

         Except as described below under "Related Agreements -- Limited Waiver of Ownership Limit," the Series B Preferred Stock is subject to the restrictions on ownership and transfer set forth in the Company's Charter and described in the section captioned "Restrictions on Transfer of Capital Stock" in the accompanying Prospectus.

                               RELATED AGREEMENTS

         Operating Agreement/Registration Rights. Pursuant to an Operating Agreement entered into by and between the Company and the Purchaser (the "Operating Agreement"), the Company will grant the Purchaser certain registration rights, including two demand registrations exercisable at the earlier of the expiration of the 90 day period after the date of the last closing and September 25, 1999, and certain piggyback registration rights. The two demand registration rights may be exercised so long as the holder requests the registration of more than

$10 million in market value of Registerable Securities (as defined below). The Company shall also file a shelf registration statement and use its best efforts to have such shelf registration declared effective prior to the earlier of the expiration of the 90 day period after the date after the last closing and September 25, 1999. Generally, the right of the holders of Series B Preferred Stock to demand registration, either pursuant to the demand registration or the shelf registration, shall expire, unless earlier expired, when such holders may sell the Registrable Securities without registration under the Securities Act or under Rule 144 promulgated under the Securities Act without regard to the volume limitations therein.

         The following terms, as used herein, have the following meanings:

         "Majority Holders" means (i) the Purchaser, so long as (A) the Purchaser holds at least 25% of the outstanding Registrable Securities and (B) no underwritten demand registration or piggyback registration has been consummated by the Company pursuant to the Operating Agreement, or (ii) otherwise, the holder or holders at the relevant time (excluding the Company or any of its subsidiaries) of more than 50% of the Series B Preferred Stock or Registrable Securities then outstanding. For purposes of calculating such percentage, shares of Common Stock constituting Registrable Securities shall be deemed to equal the number of shares of converted shares of Series B Preferred Stock in respect of which such shares of Common Stock were issued.

         "Registrable Securities" means (i) all shares of Series B Preferred Stock and all shares of Common Stock that have been issued, or are issuable on conversion, in respect of the Series B Preferred Stock, (ii) any other securities that are received by the Holders pursuant to the provisions of
Section 7 of the Series B Amendment, (iii) any other capital stock of the Company, the holders of which shall have the right, without limitation as to amount, either to all or to a share of the balance of current dividends and liquidating dividends after the payment of dividends and distributions on any shares entitled to preference, and (iv) any other securities into which or for which any of the securities described in clauses (i) through (iii) above may be or have been converted or exchanged pursuant to a plan of recapitalization, reorganization, merger, sale of assets or otherwise, until such time as (a) they have been effectively registered under the Securities Act for resale and sold thereunder, (b) they are distributed to the public pursuant to Rule 144 (or any similar provisions then in force) under the Securities Act, (c) they shall have been otherwise transferred, new certificates therefor not bearing a legend restricting further transfer shall have been issued by the Company and subsequent disposition thereof shall not require registration under the Securities Act, or (d) they shall have ceased to be outstanding.

         Limited Waiver of Ownership Limit. The Charter of the Company provides certain restrictions on the ownership of the Company's capital stock (the "Ownership Restrictions") intended to preserve the Company's status as a REIT. In order to enable the Purchaser to own the Series B Preferred Stock (and Common Stock into which the Series B Preferred Stock is converted), the Company granted a limited waiver of the Ownership Restrictions to the

Purchaser and its majority member. The waiver generally covers the Series B Preferred Stock and any Common Stock into which the Series B Preferred Stock is converted. The waiver contains additional terms designed to preserve the Company's status as a REIT, including provisions that cause the waiver to become void ab initio or to expire upon the occurrence of certain events. The waiver enables the Purchaser to transfer shares covered thereby to another person in a transaction that otherwise would violate the Ownership Restrictions, subject to conditions that include the Company's right of first refusal to acquire the shares in excess of the shares that the transferee could acquire without violating the Ownership Restrictions.

                                 TAX LAW CHANGE

     The Internal Revenue Service Restructuring and Reform Act of 1998 reduced the holding period for property to qualify for long-term capital gain from more than 18 months to more than 12 months, effective for tax years ending after December 31, 1997.

                              PLAN OF DISTRIBUTION

         General. The Series B Preferred Stock will be issued and sold to the Purchaser pursuant to the Investment Agreement at a purchase price of $25.00 per share less a discount of $.50 per share, for a net price of $24.50 per share.

         Closings. The Company is entitled to designate up to five closings of the issuance and sale of Series B Preferred Stock to the Purchases, each of which shall provide for the issuance and sale of at least 200,000 shares. The Company must sell and issue to the Purchaser at least 1,600,000 shares of Series B Preferred Stock, and has the option to sell up to 2,800,000 shares of Series B Preferred Stock to the Company. The Company may, prior to March 31, 1999, in its sole discretion and upon written notice, elect to terminate the Purchaser's commitment to purchase in excess of 1,600,000 (or such other number up to 2,800,000) shares of Series B Preferred Stock (the "Excess Funding Termination"). If the Purchaser receives written notice from the Company of an Excess Funding Termination subsequent to December 31, 1998 and on or prior to March 31, 1999, then the Purchaser shall be entitled to receive an additional discount in the form of a refund or prepayment (the "Additional Discount") on the purchase of the shares of Series B Preferred Stock that have been or are purchased by the Purchaser after giving effect to such Excess Funding Termination in an amount equal to the product of $0.625 multiplied by the number of shares of Series B Preferred Stock the purchase of which has been canceled pursuant to the Excess Funding Termination.

         Lock-Up. Pursuant to the Investment Agreement, the Purchaser agreed that until September 25, 2000 it shall not sell, transfer, convey, assign, pledge or hypothecate any of the shares of Series B Preferred Stock or any shares of Common Stock obtained upon conversion of any shares of Series B Preferred Stock.

         Standstill. Pursuant to the Investment Agreement, the Purchaser agreed so long as it holds Series B Preferred Stock or the Common Stock into which the Series B Preferred Stock has been converted, it and its affiliates will not (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities, direct or indirect rights or options to acquire any voting securities, direct or indirect rights or options to acquire any voting securities, or securities or instruments convertible into voting securities, of the Company; provided, however, that they shall not prohibit the acquisition of securities of the Company in an amount that does not exceed the Ownership Limitation, as set forth in the Charter; (ii) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" to vote (as such terms are used in the proxy rules of the Securities and Exchange Commission) securities of the Company, or seek to advise or influence; any person or entity with respect to any voting of any securities of the Company
(iii) form, join or in any way participate in a "group" within the meaning of
Section 13(d)(3) of the Exchange Act, with respect to any voting securities of the Company; (iv) make any public announcement with respect to or make or submit a proposal or offer (with or without conditions) for the securities or assets of the Company or any extraordinary transaction involving the Company or any of its Subsidiaries; (v) submit or effect any filing or application, or seek to obtain any permit, consent or agreement, approval or other action, required by or from any regulatory agency with respect to an acquisition of the Company or any of its securities or assets; (vi) otherwise act alone or in concert with others to seek to control the Board, the management or policies of the Company; or (vii) propose any of the foregoing unless and until such proposal is specifically invited by the Company.

         Financial Adviser. The Company has retained PaineWebber Incorporated as its exclusive financial adviser in connection with the issuance and sale of the Series B Preferred Stock, and will pay PaineWebber Incorporated a fee of $875,000 for its services.

                                  LEGAL MATTERS

         Certain legal matters related to the shares of Series B Preferred Stock offered by the Company will be passed upon for the Company by Jaeckle Fleischmann & Mugel, LLP, Buffalo, New York. Jaeckle Fleischmann & Mugel, LLP will rely upon the opinion of Piper & Marbury LLP, Baltimore, Maryland, as to certain matters of Maryland law.

PROSPECTUS

                                  $250,000,000

                           EASTGROUP PROPERTIES, INC.

                                  COMMON STOCK
                                PREFERRED STOCK
                               DEPOSITARY SHARES

                            ------------------------

     EastGroup Properties, Inc. ("EastGroup") may from time to time offer in one or more series or classes (i) shares of its common stock, par value $0.0001 per share (the "Common Stock"); (ii) shares of its preferred stock, par value $0.0001 per share (the "Preferred Stock"); and (iii) Preferred Stock represented by depositary shares (the "Depositary Shares"); with an aggregate public offering price of up to $250,000,000 in amounts, at prices and on terms to be determined at the time of offering. The Common Stock, Preferred Stock and Depositary Shares (collectively, the "Securities") may be offered, separately or together, in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

     The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable (i) in the case of Common Stock, any initial public offering price; (ii) in the case of Preferred Stock, the specific designation and stated value per share, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; and
(iii) in the case of Depositary Shares, the fractional share of Preferred Stock represented by each such Depositary Share. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be consistent with EastGroup's Articles of Incorporation, as amended (the "Charter"), or as otherwise appropriate to preserve the status of EastGroup as a real estate investment trust ("REIT") for federal income tax purposes.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

     The Securities may be offered directly, through agents designated from time to time by EastGroup, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Securities.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                  The date of this Prospectus is July 1, 1998.

                             AVAILABLE INFORMATION

     EastGroup is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by EastGroup may be inspected at, and, upon payment of the Commission's customary charges, copies obtained from, the Public Reference Section maintained by the Commission, 450 Fifth Street, N.W., Washington, DC 20549. Such reports, proxy statements and other information are also available for inspection and copying at prescribed rates at the Commission's regional offices in New York, New York (7 World Trade Center, 13th Floor, New York, New York 10048) and in Chicago, Illinois (Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661-2511). The Commission maintains a Web site (http://www.sec.gov) that also contains reports, proxy statements and other information concerning EastGroup. In addition, the Common Stock is traded on the New York Stock Exchange, Inc. ("NYSE") under the symbol "EGP" and reports and other information can be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     EastGroup has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, with respect to the Securities. This Prospectus constitutes the Prospectus of EastGroup, filed as part of the Registration Statement. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement and the exhibits listed therein, which can be inspected at the public reference facilities of the Commission noted above, and copies of which can be obtained from the Commission at prescribed rates as indicated above. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance, reference is made to the copy of such contract or documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Incorporated into this Prospectus by reference are the documents listed below filed by EastGroup under the Exchange Act. Copies of any such documents, other than exhibits to such documents, are available without charge to each person to whom a copy of this Prospectus has been delivered upon written or oral request of such person from EastGroup, 300 One Jackson Place, 188 East Capitol Street, Jackson, Mississippi 39201-2195, Attention: Chief Financial Officer, telephone number (601) 354-3555.

     The following documents are hereby incorporated into this Prospectus by reference and are made a part hereof:

          (1) EastGroup Properties, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1997 (Commission File No. 1-7094).

          (2) EastGroup Properties, Inc.'s Proxy Material for its Annual Meeting of Stockholders held on June 4, 1998 (Commission File No. 1-7094).

          (3) EastGroup Properties, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (Commission File No. 1-7094).

          (4) EastGroup Properties, Inc.'s Current Report on Form 8-K dated February 23, 1998 (Commission File No. 1-7094).

          (5) EastGroup Properties, Inc.'s Current Report on Form 8-K dated June 1, 1998 (Commission File No. 1-7094).

          (6) EastGroup Properties, Inc.'s Current Report on Form 8-K dated June 19, 1998 (Commission File No. 1-7094).

     Each document filed by EastGroup subsequent to the date of this Prospectus pursuant to Sections 13(a), 14 or 15(d) of the Exchange Act and prior to the termination of the offering of all Securities to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing of such document. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus (in the case of a previously filed document incorporated or deemed to be incorporated by reference herein) in any accompanying Prospectus Supplement relating to a specific offering of Securities or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. Subject to the foregoing, all information appearing in this Prospectus and each accompanying Prospectus Supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

     Unless the context otherwise requires, all references in this Prospectus to "EastGroup" shall mean EastGroup Properties, Inc. and its subsidiaries on a consolidated basis or, where the context so requires, EastGroup Properties, Inc. only, and, as the context may require, their predecessors.

                                  THE COMPANY

     EastGroup is a self-administered real estate investment trust ("REIT") focused primarily on the ownership, acquisition and selective development of industrial properties located in major Sunbelt markets throughout the United States. As of June 26, 1998 EastGroup's portfolio included 77 industrial properties in ten states containing approximately 13.8 million square feet of leasable space, six industrial properties under development or in initial lease-up containing approximately 468,000 square feet of leasable space, and three office buildings containing approximately 390,000 square feet of leasable space. As of May 31, 1998, the industrial portfolio (excluding the six properties currently under development or in initial lease-up) was 97% leased.

     EastGroup is the successor to EastGroup Properties, a Maryland real estate investment trust ("Parent"). EastGroup was incorporated under the laws of the State of Maryland on April 4, 1997. Formed as a wholly-owned subsidiary of Parent, EastGroup merged with Parent on June 5, 1997 (the "Merger"), pursuant to the Agreement and Plan of Merger dated April 23, 1997 by and between EastGroup and Parent. As a result of the Merger, EastGroup succeeded to the business and operations of Parent.

     EastGroup's principal executive offices are located at 300 One Jackson Place, 188 East Capitol Street, Jackson, Mississippi 39201-2195. Its telephone number is (601) 354-3555.

                       RATIO OF EARNINGS TO FIXED CHARGES

     EastGroup's ratio of earnings to fixed charges for the three months ended March 31, 1998 was 2.7, for the year ended December 31, 1997 was 3.0, for the year ended December 31, 1996 was 2.4, for the year ended December 31, 1995 was 2.2, for the year ended December 31, 1994 was 2.8 and for the year ended December 31, 1993 was 2.9. There was no Preferred Stock outstanding for any of the periods shown above. Accordingly, the ratio of earnings to fixed charges and Preferred Stock dividends are identical to the ratio of earnings to fixed charges.

     For purposes of computing these ratios, earnings have been calculated by adding fixed charges, excluding capitalized interest, to pre-tax income from continuing operations (net income or loss). Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense and amortization of debt issuance costs.

                                USE OF PROCEEDS

     Unless otherwise described in the applicable Prospectus Supplement, EastGroup intends to use the net proceeds from the offering for general corporate purposes including, without limitation, the acquisition of real estate properties, whether by acquisition of properties directly or through potential business combination transactions, development of new real estate properties, the repayment of debt and to fund working capital requirements.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

     EastGroup is authorized to issue Preferred Stock. The Board of Directors of EastGroup may classify or reclassify any unissued shares of its capital stock from time to time by setting, altering or voiding the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or distributions, qualifications, or terms or conditions of redemption of such shares. As of June 26, 1998, EastGroup had authorized, issued and outstanding 1,725,000 shares of 9.00% Series A Cumulative Redeemable Preferred

Stock, par value $0.0001 per share (the "Series A Preferred Stock"), there were no other shares of Preferred Stock outstanding.

     The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Charter and Bylaws and any applicable articles supplementing the Charter designating terms of a series of Preferred Stock (a "Designating Amendment").

TERMS

     Subject to the limitations prescribed by the Charter, the Board of Directors is authorized to fix the number of shares constituting each series of Preferred Stock and the preference, conversion or other rights, voting powers, restrictions, limitation as to dividends, qualifications, or terms or conditions of redemption of the Preferred Stock. The Preferred Stock will, when issued, be fully paid and nonassessable by EastGroup (except as described under " -- Stockholder Liability" below) and will have no preemptive rights.

     Reference is made to the Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms thereof, including:

          (i) The title and stated value of such Preferred Stock;

          (ii) The number of such shares of Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

          (iii) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

          (iv) The date from which dividends on such Preferred Stock shall accumulate, if applicable;

          (v) The procedures for any auction or remarketing, if any, for such Preferred Stock;

          (vi) The provision for a sinking fund, if any, for such Preferred
     Stock;

          (vii) The provision for redemption, if applicable, of such Preferred Stock;

          (viii) Any listing of such Preferred Stock on any securities exchange;

          (ix) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock, including the conversion price (or manner of calculation thereof);

          (x) Whether interests in such Preferred Stock will be represented by Depositary Shares;

          (xi) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock;

          (xii) A discussion of U.S. federal income tax considerations applicable to such Preferred Stock;

          (xiii) The relative ranking of preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of EastGroup;

          (xiv) Any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of EastGroup; and

          (xv) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of EastGroup as a REIT.

RANK

     Unless otherwise specified in the Prospectus Supplement, the Preferred Stock, will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of EastGroup, rank (i) senior to all classes or series of Common Stock of EastGroup, and to all equity securities ranking junior to such Preferred

Stock; (ii) on a parity with all equity securities issued by EastGroup the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock; and (iii) junior to all equity securities issued by EastGroup the terms of which specifically provide that such equity securities rank senior to the Preferred Stock. The term "equity securities" does not include debt securities.

DIVIDENDS

     Holders of Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of EastGroup, out of assets of EastGroup legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the share transfer books of EastGroup on such record dates as shall be fixed by the Board of Directors of EastGroup.

     Dividends on any series of Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors of EastGroup fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are non-cumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and EastGroup will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

     If Preferred Stock of any series are outstanding, no dividends will be declared or paid or set apart for payment on any capital stock of EastGroup of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period or
(ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Preferred Stock of such series and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Stock of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock do not have a cumulative dividend) and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

     Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period; and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends (other than in shares of Common Stock or other capital shares ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Stock, or any other capital shares of EastGroup ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall any shares of Common Stock, or any other capital shares of EastGroup ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by EastGroup (except by conversion into or exchange for other capital shares of EastGroup ranking junior to the Preferred Stock of such series as to dividends and upon liquidation). Any dividend payment made on a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remain payable.

REDEMPTION

     If so provided in the applicable Prospectus Supplement, the Preferred Stock will be subject to mandatory redemption or redemption at the option of EastGroup, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of such shares of Preferred Stock that shall be redeemed by EastGroup in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such shares of Preferred Stock do not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital shares of EastGroup, the terms of such Preferred Stock may provide that, if no such capital shares have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into the applicable capital shares of EastGroup pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     Notwithstanding the foregoing, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all shares of any series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period; and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends of the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of any series of Preferred Stock shall be redeemed unless all outstanding Preferred Stock of such series is simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series to preserve the REIT status of EastGroup or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series. In addition, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all outstanding shares of any series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period; and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, EastGroup shall not purchase or otherwise acquire directly or indirectly any Preferred Stock of such series (except by conversion into or exchange for capital stock of EastGroup ranking junior to the Preferred Stock of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series to preserve the REIT status of EastGroup or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series.

     If fewer than all of the outstanding Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by EastGroup and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by EastGroup.

     Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Stock of any series to be redeemed at the address shown on the share transfer books of EastGroup. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of Preferred Stock to be redeemed from each such holder. If notice of redemption of any Preferred Stock has been given and if the funds necessary for such redemption have been set aside by EastGroup in trust for the benefit of the holders of any Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Stock, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of EastGroup, then, before any distribution or payment shall be made to the holders of any shares of Common Stock or any other class or series of capital shares of EastGroup ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of EastGroup, the holders of each series of Preferred Stock shall be entitled to receive out of assets of EastGroup legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock do not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of EastGroup. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of EastGroup are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital shares of EastGroup ranking on a parity with the Preferred Stock in the distribution of assets, then the holders of the Preferred Stock and all other such classes or series of capital shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of Preferred Stock, the remaining assets of EastGroup shall be distributed among the holders of any other classes or series of capital shares ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of EastGroup with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of EastGroup, shall not be deemed to constitute a liquidation, dissolution or winding up of EastGroup.

VOTING RIGHTS

     Holders of Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

     Whenever dividends on any Preferred Stock shall be in arrears for six or more consecutive quarterly periods, the holders of such Preferred Stock (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of EastGroup at a special meeting called by the holders of record of at least ten percent (10%) of any series of Preferred Stock so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders) or at the next annual meeting of stockholders, and at each subsequent annual meeting until (i) if such series of Preferred Stock has a cumulative dividend, all dividends accumulated on such Preferred Stock for the past dividend periods and the then current dividend period shall have been declared and fully paid or declared and a sum sufficient for the payment thereof set aside for payment or
(ii) if such series of Preferred Stock does not have a cumulative dividend, four consecutive quarterly dividends shall have been declared and fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the number of persons constituting the entire Board of Directors of EastGroup will be increased by two directors.

     Unless provided otherwise for any series of Preferred Stock, so long as any shares of Preferred Stock remain outstanding, EastGroup will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of each series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such series of Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of EastGroup into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Charter or the Designating Amendment for such series of Preferred Stock, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holder thereof; provided, however, as to the occurrence of any of the Events set forth in (ii) above, so long as the Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event, EastGroup may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Preferred Stock and provided further that (a) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock; or (b) any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

     Under Maryland law, notwithstanding anything to the contrary set forth above, holders of each series of Preferred Stock will be entitled to vote upon any proposed amendment to the Charter if the amendment would change the contract rights of such shares as expressly set forth in the Charter.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which any series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the shares of Preferred Stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversions will be at the option of the holders of the Preferred Stock or EastGroup, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Stock.

STOCKHOLDER LIABILITY

     As discussed below under "Description of Common Stock -- General," applicable Maryland law provides that no stockholder, including holders of Preferred Stock, will be personally liable for the acts and obligations of EastGroup and that the funds and property of EastGroup will be the only recourse for such acts or obligations.

RESTRICTIONS ON OWNERSHIP

     As discussed below under "Description of Common Stock -- Restrictions on Transfer," for EastGroup to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist EastGroup in meeting this requirement, EastGroup may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of EastGroup's outstanding equity securities, including any Preferred Stock of EastGroup. Therefore, the Designating Amendment for each series of Preferred Stock may contain provisions restricting the ownership and transfer of the Preferred Stock. The applicable Prospectus Supplement will specify any additional ownership limitation relating to a series of Preferred Stock.

REGISTRAR AND TRANSFER AGENT

     The Registrar and Transfer Agent for the Preferred Stock will be set forth in the applicable Prospectus Supplement.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

     EastGroup may issue receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fractional interest of a share of a particular series of Preferred Stock, as specified in the applicable Prospectus Supplement. Preferred Stock of each series represented by Depositary Shares will be deposited under a separate deposit agreement (each, a "Deposit Agreement") among EastGroup, the depositary named therein (a "Preferred Stock Depositary"), and the holders from time to time of the Depositary Receipts. Subject to the terms of the applicable Deposit Agreement, each owner of a Depositary Receipt will be entitled, in proportion to the fractional interest of a share of a particular series of Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipt, to all the rights and preferences of the Preferred Stock represented by such Depositary Shares (including dividend, voting, conversion, redemption and liquidation rights).

     The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Stock by EastGroup to a Preferred Stock Depositary, EastGroup will cause such Preferred Stock Depositary to issue, on behalf of EastGroup, the Depositary Receipts. Copies of the applicable form of Deposit Agreement and Depositary Receipt may be obtained from EastGroup upon request, and the statements made hereunder relating to Deposit Agreements and the Depositary Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the applicable Deposit Agreement and related Depositary Receipts.

DIVIDENDS AND OTHER DISTRIBUTIONS

     A Preferred Stock Depositary will be required to distribute all cash dividends or other cash distributions received in respect of the applicable Preferred Stock to the record holders of Depositary Receipts evidencing the related Depositary Shares in proportion to the number of such Depositary Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Preferred Stock Depositary.

     In the event of a distribution other than in cash, a Preferred Stock Depositary will be required to distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Preferred Stock Depositary, unless such Preferred Stock Depositary determines that it is not feasible to make such distribution, in which case such Preferred Stock Depositary may, with the approval of EastGroup, sell such property and distribute the net proceeds from such sale to such holders.

     No distribution will be made in respect of any Depositary Share to the extent that it represents any Preferred Stock which have been converted or exchanged.

WITHDRAWAL OF SHARES

     Upon surrender of the Depositary Receipts at the corporate trust office of the applicable Preferred Stock Depositary (unless the related Depositary Shares have previously been called for redemption or converted), the holders thereof will be entitled to delivery at such office, to or upon each such holder's order, of the number of whole or fractional shares of the applicable Preferred Stock and any money or other property represented by the Depositary Shares evidenced by such Depositary Receipts. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the related Preferred Stock on the basis of the proportion of Preferred Stock represented by each Depositary Share as specified in the applicable Prospectus Supplement, but holders of such Preferred Stock will not thereafter be entitled to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of Preferred Stock to be withdrawn, the applicable Preferred Stock Depositary will be required to deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

     Whenever EastGroup redeems Preferred Stock held by a Preferred Stock Depositary, such Preferred Stock Depositary will be required to redeem as of the same redemption date the number of Depositary Shares representing the Preferred Stock so redeemed, provided EastGroup shall have paid in full to such Preferred Stock Depositary the redemption price of the Preferred Stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the redemption price and any other amounts per share payable with respect to the Preferred Stock. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional Depositary Shares) or by any other equitable method determined by EastGroup that preserves the REIT status of EastGroup.

     From and after the date fixed for redemption, all dividends in respect of the Preferred Stock so called for redemption will cease to accrue, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Receipts evidencing the Depositary Shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such Depositary Receipts were entitled upon such redemption upon surrender thereof to the applicable Preferred Stock Depositary.

VOTING OF THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the applicable Preferred Stock are entitled to vote, a Preferred Stock Depositary will be required to mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent such Preferred Stock. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct such Preferred Stock Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depositary Shares. Such Preferred Stock Depositary will be required to vote the amount of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and EastGroup will agree to take all reasonable action which may be deemed necessary by such Preferred Stock Depositary in order to enable such Preferred Stock Depositary to do so. Such Preferred Stock Depositary will be required to abstain from voting the amount of Preferred Stock represented by such Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing such Depositary Shares. A Preferred Stock Depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from negligence or willful misconduct of such Preferred Stock Depositary.

LIQUIDATION PREFERENCE

     In the event of the liquidation, dissolution or winding up of EastGroup, whether voluntary or involuntary, the holders of each Depositary Receipt will be entitled to the fraction of the liquidation preference accorded each Preferred Share represented by the Depositary Share evidenced by such Depositary Receipt, as set forth in the applicable Prospectus Supplement.

CONVERSION OF PREFERRED STOCK

     The Depositary Shares, as such, will not be convertible into Common Stock or any other securities or property of EastGroup. Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the applicable Preferred Stock Depositary with written instructions to such Preferred Stock Depositary to instruct EastGroup to cause conversion of the Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipts into whole shares of Common Stock, other Preferred Stock or other shares of stock, and EastGroup will agree that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Stock to effect such conversion. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, a new Depositary Receipt or Receipts will be issued for any Depositary Shares not to be converted. No fractional shares of Common Stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, an amount will be paid in cash by EastGroup equal to the value of the fractional interest based upon the closing price of the Common Stock on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF A DEPOSIT AGREEMENT

     Any form of Depositary Receipt evidencing Depositary Shares which will represent Preferred Stock and any provision of a Deposit Agreement will be permitted at any time to be amended by agreement between EastGroup and the applicable Preferred Stock Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related Preferred Stock will not be effective unless such amendment has been approved by the existing holders of at least two-thirds of the applicable Depositary Shares evidenced by the applicable Depositary Receipts then outstanding. No amendment shall impair the right, subject to certain anticipated exceptions in the Deposit Agreements, of any holders of Depositary Receipts to surrender any Depositary Receipt with instructions to deliver to the holder the related Preferred Stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Depositary Receipt, to consent and agree to such amendment and to be bound by the applicable Deposit Agreement as amended thereby.

     A Deposit Agreement will be permitted to be terminated by EastGroup upon not less than 30 days' prior written notice to the applicable Preferred Stock Depositary if (i) such termination is necessary to preserve EastGroup's status as a REIT or (ii) a majority of each series of Preferred Stock affected by such termination consents to such termination, whereupon such Preferred Stock Depositary will be required to deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional Preferred Stock as are represented by the Depositary Shares evidenced by such Depositary Receipts together with any other property held by such Preferred Stock Depositary with respect to such Depositary Receipts. EastGroup will agree that if a Deposit Agreement is terminated to preserve EastGroup's status as a REIT, then EastGroup will use its best efforts to list the Preferred Stock issued upon surrender of the related Depositary Shares on a national securities exchange. In addition, a Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares thereunder shall have been redeemed; (ii) there shall have been a final distribution in respect of the related Preferred Stock in connection with any liquidation, dissolution or winding up of EastGroup and such distribution shall have been distributed to the holders of Depositary Receipts evidencing the Depositary

Shares representing such Preferred Stock; or (iii) each share of the related Preferred Stock shall have been converted into stock of EastGroup not so represented by Depositary Shares.

CHARGES OF A PREFERRED STOCK DEPOSITARY

     EastGroup will pay all transfer and other taxes and governmental charges arising solely from the existence of a Deposit Agreement. In addition, EastGroup will pay the fees and expenses of a Preferred Stock Depositary in connection with the performance of its duties under a Deposit Agreement. However, holders of Depositary Receipts will pay the fees and expenses of a Preferred Stock Depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the applicable Deposit Agreement.

RESIGNATION AND REMOVAL OF DEPOSITARY

     A Preferred Stock Depositary will be permitted to resign at any time by delivering to EastGroup notice of its election to do so, and EastGroup will be permitted at any time to remove a Preferred Stock Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Stock Depositary. A successor Preferred Stock Depositary will be required to be appointed within 60 days after delivery of the notice of resignation or removal and will be required to be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

     A Preferred Stock Depositary will be required to forward to holders of Depositary Receipts any reports and communications from EastGroup which are received by such Preferred Stock Depositary with respect to the related Preferred Stock.

     Neither a Preferred Stock Depositary nor EastGroup will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under a Deposit Agreement. The obligations of EastGroup and Preferred Stock Depositary under a Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of Preferred Stock represented by the applicable Depositary Shares), gross negligence or willful misconduct, and neither EastGroup nor any applicable Preferred Stock Depositary will be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or Preferred Stock represented thereby unless satisfactory indemnity is furnished. EastGroup and any Preferred Stock Depositary will be permitted to rely on written advice of counsel or accountants, or information provided by persons presenting Preferred Stock represented thereby for deposit, holders of Depositary Receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

     In the event a Preferred Stock Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and EastGroup on the other hand, such Preferred Stock Depositary shall be entitled to act on such claims, requests or instructions received from EastGroup.

                          DESCRIPTION OF COMMON STOCK

GENERAL

     EastGroup is authorized to issue up to 68,275,000 shares of Common Stock. As of June 10, 1998 there were 16,304,176 shares of Common Stock outstanding and 740,108 shares of Common Stock reserved for issuance upon the exercise of options granted under EastGroup's stock option plans. All of the issued and outstanding shares of Common Stock are fully paid and non-assessable and have equal voting, distribution and liquidation rights. Shares of Common Stock are not subject to call or redemption; provided, however, if the EastGroup Board of Directors determines that the direct or indirect ownership of Common Stock has or may become concentrated to an extent which threatens EastGroup's status as a REIT, the Board of Directors may call for the redemption of a number of shares of Common Stock.

     The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock have no cumulative voting rights. Additionally, subject to the rights of holders of Preferred Stock, holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the directors out of funds legally available therefor.

     The shares of Common Stock currently outstanding are listed for trading on the NYSE under the symbol "EGP." EastGroup will apply to the NYSE to list the additional shares of Common Stock to be sold pursuant to any Prospectus Supplement, and EastGroup anticipates that such shares will be so listed.

     Under Maryland law, stockholders are generally not liable for EastGroup's debts or obligations. If EastGroup is liquidated, subject to the right of any holders of Preferred Stock, if any, to receive preferential distributions, each outstanding share of Common Stock will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all known debts and liabilities of EastGroup.

PROVISIONS OF EASTGROUP'S CHARTER AND BYLAWS

     EastGroup's Charter provides that the number of directors will be ten, which number may be increased or decreased pursuant to EastGroup's Bylaws. Currently, the number of directors is nine and all nine positions on the Board of Directors are filled by the vote of the stockholders at the annual meeting. Stockholders do not have cumulative voting rights in the election of directors. Stockholders are entitled to one vote for each share of Common Stock held by them.

OTHER MATTERS

     The transfer agent and registrar for the Common Stock is Harris Trust and Savings Bank, Chicago, Illinois.

RESTRICTIONS ON TRANSFER

     Ownership Limits. For EastGroup to qualify as a REIT under the Code, no more than 50% in value of its outstanding Common Stock may be owned, actually and constructively under the applicable attribution provisions of the Code, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year. The Common Stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year. Because EastGroup intends to elect to be treated as a REIT, the Charter contains restrictions on the acquisition of Common Stock intended to ensure compliance with these requirements.

     Pursuant to the provisions of the Charter, if a transfer of stock occurs whereby any person would own, beneficially or constructively, 9.8 percent or more (in value or in number, whichever is more restrictive) of the outstanding capital stock of EastGroup (excluding Excess Shares, as defined below), then such amount in excess of the 9.8 percent limit shall automatically be converted into shares of a separate class of stock, the excess stock, par value $0.001 per share, of EastGroup (the "Excess Shares"), and any such transfer will be void ab initio. However, such restrictions will not prevent the settlement of a transaction entered into through the facilities of any interdealer quotation system or national securities exchange upon which shares of capital stock of EastGroup are traded, provided that certain transactions may be settled by providing Excess Shares. Although holders of Excess Shares have no dividend or voting rights, such holders do have certain rights in the event of any liquidation, dissolution or winding up of the corporation. The Charter further provides that the Excess Shares will be held by EastGroup as trustee for the person or persons to whom the shares are ultimately transferred, until such time as the shares are re-transferred to a person or persons in whose hands the shares would not be Excess Shares and certain price-related restrictions are satisfied. These provisions are designed to enable EastGroup to meet the share ownership requirements applicable to REITs under the Code, but may also have an anti-takeover effect. EastGroup currently has 30,000,000 Excess Shares authorized pursuant to its Charter.

     Each stockholder shall, upon request by EastGroup, furnish such information that EastGroup may reasonably request in order to determine EastGroup's status as a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

     The foregoing ownership limitations may have the effect of precluding acquisition of control of EastGroup without the consent of the Board of Directors.

     Special Voting Requirements for Certain Business Combinations. Pursuant to Maryland law, EastGroup is governed by special procedures that apply to certain business combinations between a corporation and interested stockholders. The purpose of such provisions is to protect the corporation and its stockholders against hostile takeovers by requiring that certain criteria are satisfied. These criteria include prior approval by the board of directors, prior approval by a majority or supermajority vote of disinterested stockholders and requirements that a "fair price" be paid to the disinterested stockholders.

     Maryland law provides that a Maryland corporation may not engage in any "business combination" with any "interested stockholder." An "interested stockholder" is defined, in essence, as any person owning beneficially, directly or indirectly, ten percent or more of the outstanding voting stock of a Maryland corporation. Unless an exemption applies, EastGroup may not engage in any business combination with an interested stockholder for a period of five years after the interested stockholder became an interested stockholder, and thereafter may not engage in a business combination unless it is recommended by the board of directors and approved by the affirmative vote of at least (i) eighty percent of the votes entitled to be cast by the holders of all outstanding voting stock of EastGroup, voting together as a single voting group and (ii) two-thirds of the votes entitled to be cast by all holders of outstanding shares of voting stock other than voting stock held by the interested stockholder. The voting requirements do not apply at any time to business combinations with an interested stockholder or its affiliates if approved by the board of directors of the corporation prior to the time the interested stockholder first became an interested stockholder. Additionally, if the business combination involves the receipt of consideration by the stockholders in exchange for the corporation's stock, the voting requirements do not apply if certain "fair price" conditions are met.

     Control Share Acquisitions. Maryland law provides for the elimination of the voting rights of shares held by any person who makes a "control share acquisition" except to the extent that such acquisition is exempt or is approved by at least two-thirds of all votes entitled to be cast on the matter, excluding shares of capital stock owned by the acquirer or by officers or directors who are employees of the corporation whose shares were acquired. A "control share acquisition" is the direct or indirect acquisition by any person of ownership of, or the power to direct the exercise of voting power with respect to, shares of voting stock ("control shares") that would, if aggregated with all other voting stock owned by such person, entitle such person to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority or more of voting power.

     A person who has made or proposes to make a control share acquisition, upon the satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting. If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or as of the date of any meeting of stockholders at which the voting rights of such shares are considered and not approved.

     If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition. The control share acquisition statute does not apply to stock acquired in a merger, consolidation or stock exchange if the corporation is a party to the transaction.

     Supermajority Votes. The Charter provides that (i) no term or provision of the Charter may be added, amended or repealed in any respect which, in the determination of the Board of Directors, causes EastGroup not to qualify as a REIT under the Code; (ii) the sections of the Charter concerning the removal of directors, amendment of the Bylaws, the indemnification of agents and limitation of liability of directors and officers and the section concerning special stockholder vote requirements shall not be amended or repealed; and (iii) no provision imposing cumulative voting in the election of directors may be added to the Charter, except, in addition to any vote required by the terms of then outstanding Preferred Stock, upon the affirmative vote of the holders of not less than eighty percent of all votes entitled to be cast on the matter.

                       FEDERAL INCOME TAX CONSIDERATIONS

INTRODUCTORY NOTES

     The following discussion summarizes certain Federal income tax considerations that may be relevant to a prospective holder of securities of EastGroup. This discussion is based on current law. The discussion is not exhaustive of all possible tax considerations and does not give a detailed discussion of any state, local, or foreign tax considerations. It also does not discuss all of the aspects of Federal income taxation that may be relevant to a prospective stockholder in light of his particular circumstances or to certain types of stockholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under the Federal income tax laws.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT WITH HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP AND SALE OF SECURITIES IN AN ENTITY ELECTING TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE, AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

     General. EastGroup has elected to be taxed as a REIT under Sections 856 through 860 of the Code effective since its inception. EastGroup's qualification and taxation as a REIT depends upon its ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests and organizational requirements imposed under the Code, as discussed below. EastGroup believes that it is organized and has operated in such a manner as to qualify under the Code for taxation as a REIT commencing since its inception, and it intends to continue to operate in such a manner. No assurances, however, can be given that EastGroup will operate in a manner so as to qualify or remain qualified as a REIT. See "Failure to Qualify" below.

     The following is a general summary of the Code provisions that govern the Federal income tax treatment of a REIT and its stockholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, the regulations promulgated thereunder ("Treasury Regulations"), and administrative and judicial interpretations thereof.

     If EastGroup qualifies for taxation as a REIT and distributes to its stockholders at least 95% of its REIT taxable income, it generally will not be subject to Federal corporate income taxes on net income that it currently distributes to stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from investment in a corporation. Notwithstanding its REIT election, however, EastGroup will be subject to Federal income tax in the following circumstances. First, EastGroup will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains. Second, under certain circumstances, the company may be subject to the

"alternative minimum tax" on its items of tax preference. Third, if EastGroup has (i) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired by foreclosure or otherwise on default of a loan secured by the property) that is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if EastGroup has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if EastGroup should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which it fails the 75% or 95% test, multiplied by a fraction intended to reflect its profitability. Sixth, if EastGroup should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year; (ii) 95% of its REIT capital gain net income for such year (for this purpose such term includes capital gains which EastGroup elects to retain but which it reports as distributed to its stockholders, see "Annual Distribution Requirements" below); and (iii) any undistributed taxable income from prior years, EastGroup would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if EastGroup acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in EastGroup's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and EastGroup recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by it, then, to the extent of such property's built-in gain (the excess of the fair market value of such property at the time of acquisition by EastGroup over the adjusted basis of such property at such time), such gain will be subject to tax at the highest regular corporate rate applicable (as provided in Service regulations that have not yet been promulgated).

     Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (i) which is managed by one or more trustees or directors;
(ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (iii) which would be taxable as a domestic corporation but for Sections 856 through 860 of the Code; (iv) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons; (vi) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); and (vii) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions
(i) through (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (v) and (vi) will not apply until after the first taxable year for which an election is made to be taxed as a REIT. EastGroup has issued sufficient Common Stock with sufficient diversity of ownership to allow it to satisfy requirements (v) and (vi). In addition, EastGroup's Charter contains restrictions regarding the transfer of its shares that are intended to assist it in continuing to satisfy the share ownership requirements described in (v) and
(vi) above. See "Capital Stock of EastGroup -- Restrictions on Transfer."

     EastGroup is currently in the process of reorganizing its operations into an umbrella partnership REIT ("UPREIT") structure pursuant to which all of EastGroup's real estate assets will be owned by EastGroup Properties, L.P., a Delaware limited partnership the sole partners of which are wholly-owned subsidiaries of EastGroup (the "Operating Partnership"). EastGroup anticipates completing the reorganization of its operations into an UPREIT structure in July 1998. EastGroup anticipates that the UPREIT structure will enable it to pursue new investment opportunities by giving EastGroup the ability to offer units in the Operating Partnership to property owners in exchange for properties in transactions intended to achieve certain tax advantages.

     In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of section 856 of the Code, including satisfying the gross income and asset tests described below. Thus, EastGroup's proportionate share of the assets, liabilities and items of income of the Operating Partnership and the non-corporate subsidiaries, which are either limited liability companies or partnerships, will be treated as assets, liabilities and items of income of EastGroup for purposes of applying the requirements described herein.

     Code section 856(i) provides that a corporation that is a "qualified REIT subsidiary" shall not be treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a "qualified REIT subsidiary" shall be treated as assets, labilities and items of income, deduction and credit of the REIT. A "qualified REIT subsidiary" is a corporation, all the capital stock of which is owned by the REIT. In applying the requirements described herein, any "qualified REIT subsidiary" will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as assets, liabilities and items of income, deduction and credit of EastGroup.

     In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. EastGroup's taxable year is the calendar year.

     For tax years beginning prior to January 1, 1998, pursuant to applicable Treasury Regulations, to be able to elect to be taxed as a REIT, EastGroup must maintain certain records and request on an annual basis certain information from its stockholders designed to disclose the actual ownership of its outstanding shares. EastGroup has complied with such requirements. For tax years beginning January 1, 1998 and beyond, these records and informational requirements are no longer a condition to REIT election. Instead, a monetary penalty will be imposed for failure to comply with these requirements.

     Income Tests. In order for EastGroup to maintain qualification as a REIT, three separate percentage tests relating to the source of its gross income must be satisfied annually. First, at least 75% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments described above, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, for tax years beginning prior to January 1, 1998, gain from the sale or other disposition of (i) stock or securities held for less than one year; (ii) prohibited transactions; and (iii) certain real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the REIT's gross income (including gross income from prohibited transactions) for each taxable year.

     Rents received by EastGroup will qualify as "rents from real property" in satisfying the above gross income tests only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, amounts received or accrued generally will not be excluded from "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a tenant will not qualify as "rents from real property" if EastGroup, or a direct or indirect owner of 10% or more of EastGroup, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property that is leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," EastGroup generally must not operate or manage the property, or furnish or render services to tenants, other than through an "independent contractor" who is adequately compensated and from whom EastGroup derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by EastGroup are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant."

     For taxable years beginning after December 31, 1997, rental income received by EastGroup will not cease to qualify as "rents from real property" merely because EastGroup performs non-customary services for a tenant if the amount that EastGroup receives as a result of performing such services does not exceed 1% of all amounts received directly or indirectly by EastGroup with respect to such property. In applying this limitation, the amount that EastGroup is treated as having received for performing such services will not be less than 150% of the direct cost to EastGroup of providing those services. EastGroup believes that all services that are provided to its tenants will be considered "usually or customarily" rendered in connection with the rental of comparable properties. Further, any noncustomary services will be provided only through qualifying independent contractors or within the 1% safe harbor described above. EastGroup believes that the income generated from its currently owned assets and its proposed method of operations will permit it to meet the income tests outlined above.

     If EastGroup fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if its failure to meet such tests was due to reasonable cause and not due to willful neglect, EastGroup attaches a schedule of the sources of its income to its federal income tax return for such years, and any incorrect information on the schedules was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances EastGroup would be entitled to the benefit of these relief provisions. As discussed above in "-- General," even if these relief provisions were to apply, a tax would be imposed with respect to the excess net income.

     Asset Tests. At the close of each quarter of its taxable year, EastGroup must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of EastGroup's total assets must be represented by real estate assets (including stock or debt instruments held for not more than one year purchased with the proceeds of a stock or debt offering of the company), cash, cash items and government securities. Second, not more than 25% of EastGroup's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by EastGroup may not exceed 5% of the value of EastGroup's total assets, and EastGroup may not own more than 10% of any one issuer's outstanding voting securities (excluding securities of a qualified REIT subsidiary or another REIT). The 5% test must generally be met for any quarter in which a REIT acquires securities of an issuer.

     If EastGroup should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause it to lose its REIT status if
(i) it satisfied the asset tests at the close of the preceding calendar quarter, and (ii) the discrepancy between the value of EastGroup's assets and the asset tests either did not exist immediately after the acquisition of any particular asset or was not wholly or partly caused by such an acquisition (e.g., the discrepancy arose from changes in the market values of its assets). If the conditions described in clause (ii) of the preceding sentence were not satisfied, EastGroup still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

     Annual Distribution Requirements. EastGroup, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (i) the sum of (a) 95% of its "REIT taxable income" (computed without regard to the dividends paid deduction and the REIT's net capital gain) and (b) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before EastGroup timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that EastGroup does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax on the nondistributed amount at regular capital gains and ordinary corporate tax rates. Furthermore, if EastGroup should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year; (ii) 95% of its REIT capital gain income for such year; and (iii) any undistributed taxable income from prior periods, it will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

     For taxable years beginning after December 31, 1997, EastGroup may elect to retain and pay tax on net long-term capital gains and require its stockholders to include their proportionate share of such undistributed net capital gains in their income. If EastGroup makes such election, stockholders would receive a tax credit attributable to their share of the capital gains tax paid by EastGroup, and would receive an increase in the basis of their shares in EastGroup in an amount equal to the stockholder's share of the undistributed net long-term capital gain reduced by the amount of the credit. Further, any undistributed net long-term capital gains that are included in the income of EastGroup stockholders pursuant to this rule, will be treated as distributed for purposes of the 4% excise tax.

     EastGroup has made and intends to continue to make timely distributions sufficient to satisfy the annual distribution requirements. It is possible, however, that the company, from time to time, may not have sufficient cash or liquid assets to meet the distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of such income and deduction of such expenses in arriving at EastGroup's taxable income, or if the amount of nondeductible expenses such as principal amortization or capital expenditures exceed the amount of noncash deductions. In the event that such timing differences occur, in order to meet the distribution requirements, EastGroup may arrange for short-term, or possible long-term, borrowing to permit the payment of required dividends. If the amount of nondeductible expenses exceeds noncash deductions, EastGroup may refinance its indebtedness to reduce principal payments and borrow funds for capital expenditures.

     Under certain circumstances, EastGroup may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year that may be included in EastGroup's deduction for dividends paid for the earlier year. Thus, EastGroup may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the company will be required to pay interest to the Service based upon the amount of any deduction taken for deficiency dividends.

     Failure to Qualify. If EastGroup fails to qualify for taxation as a REIT in any taxable year and no relief provisions apply, EastGroup will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which EastGroup fails to qualify will not be deductible by it, nor will such distributions be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, EastGroup also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances EastGroup would be entitled to such statutory relief.

TAXATION OF STOCKHOLDERS

     Taxation of Taxable Domestic Stockholders. As long as EastGroup qualifies as a REIT, distributions made to its taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income, and corporate stockholders will not be eligible for the dividends received deduction as to such amounts. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed EastGroup's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held his shares. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of such stockholder's Common Stock, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a stockholder's Common Stock, they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less), assuming the shares are a capital asset in the hands of the stockholder. In addition, any dividend declared by the company in October, November or December of any year payable to a stockholder of record on a specific date in any such month shall be treated as both paid by EastGroup and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the company during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of EastGroup.

     In general, any gain or loss realized upon a taxable disposition of shares by a stockholder who is not a dealer in securities will be treated as a long-term capital gain or loss if the shares have been held for more than one year and otherwise a short-term capital gain or loss. However, any loss upon a sale or exchange of Common Stock by a stockholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as long-term capital loss to the extent of distributions from EastGroup required to be treated by such stockholder as long-term capital gain.

     The Taxpayer Relief Act of 1997 reduced the top tax rate for individuals, estates and trusts on certain long-term capital gains. Generally, long-term capital gains on property held for more than 18 months will not be taxed at a rate greater than 20% and the maximum rate is reduced to 18% for assets acquired after December 31, 2000 and held for more than five years. For taxpayers subject to the 15% regular tax bracket, long-term capital gains on property held for more than 18 months will not be taxed at a rate greater than 10%, and, effective for taxable years beginning after December 31, 2000, the rate is reduced to 8% for assets held more than five years. Long-term capital gain from the sale or exchange of certain depreciable real property held for more than 18 months which would be treated as ordinary income if the real property was depreciable personal property is subject to a maximum tax rate of 25% rather than 20%. Long-term capital gain (other than certain depreciation recapture taxable as ordinary income) allocated to a stockholder by EastGroup will be subject to the 25% rate to the extent that the gain does not exceed depreciation on real property sold by EastGroup. The maximum rate of capital gains tax for capital assets held for more than one year but not more than 18 months remains at 28%. The taxation of capital gains by corporations was not changed.

     In addition, Internal Revenue Notice 97-64 provides temporary guidance with respect to the taxation of distributions by EastGroup designated as capital gain dividends. Pursuant to Internal Revenue Notice 97-64, forthcoming Temporary Regulations will provide that capital gains allocated to a stockholder by a REIT may be designated as a 20% rate gain distribution, an unrecaptured Section 1250 gain distribution (subject to the 25% rate), or a 28% rate gain distribution. In determining the amounts which may be designated as each class of capital gains dividends, a REIT must calculate its net capital gains as if it were an individual subject to a marginal tax rate of 28%. Unless specifically designated otherwise by EastGroup, a distribution designated as a capital gain distribution is presumed to be a 28% rate gain distribution. If EastGroup elects to retain any net long-term capital gain, as discussed above, the undistributed long-term capital gains are considered to be designated as capital gain dividends for purposes of Internal Revenue Notice 97-64.

     Backup Withholding. EastGroup will report to its domestic stockholders and the Service the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder who does not provide EastGroup with its correct taxpayer identification number may also be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, EastGroup may be required to withhold a portion of capital gain distributions made to any stockholders who fail to certify their non-foreign status to the company. See "Taxation of Non-U.S. Stockholders" below.

     Taxation of Tax-Exempt Stockholders. Most tax-exempt entities, including employees' pension trusts, are not subject to Federal income tax except to the extent of "unrelated business taxable income" ("UBTI"). The Service has ruled that amounts distributed by a REIT to a tax-exempt employees' pension trust do not constitute UBTI. Based upon this ruling and the analysis therein, and subject to the discussion below regarding qualified pension trust investors, distributions by EastGroup to a stockholder that is a tax-exempt entity generally should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code and the Common Stock is not otherwise used in an unrelated trade or business of the tax-exempt entity. Revenue rulings, however, are interpretative in nature and subject to revocation or modification by the Service.

     A "qualified trust" (defined to be any trust described in section 401(a) of the Code and exempt from tax under section 501(a) of the Code) that holds more than 10% of the value of the shares of a REIT may be required, under certain circumstances, to treat a portion of distributions from the REIT as UBTI. This requirement will apply for a taxable year only if (i) the REIT satisfies the requirement that not more than 50% of the value of its shares be held by five or fewer individuals (the "five or fewer requirement") only by relying on a special "look-through" rule under which shares held by qualified trust stockholders are treated as held by the beneficiaries of such trusts in proportion to their actuarial interests therein; and (ii) the REIT is "predominantly held" by qualified trusts. A REIT is "predominantly held" by qualified trusts if either
(i) a single qualified trust holds more than 25% of the value of the REIT shares, or (ii) one or more qualified trusts, each owning more than 10% of the value of the REIT shares, hold in the aggregate more than 50% of the value of the REIT shares. If the foregoing requirements are met, the percentage of any REIT dividend treated as UBTI to a qualified trust that owns more than 10% of the value of the REIT shares is equal to the ratio of (i) the UBTI earned by the REIT (computed as if the REIT were a qualified trust and therefore subject to tax on its UBTI) to (ii) the total gross income (less certain associated expenses) of the REIT for the year in which the dividends are paid. A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5% for any year.

     The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the five or fewer requirement without relying on the "look-through" rule. The restrictions on ownership of Common Stock in EastGroup's Charter should prevent application of the foregoing provisions to qualified trusts purchasing Common Stock of EastGroup pursuant to the Offering, absent a waiver of the restrictions by the Board of Directors.

     Taxation of Non-U.S. Stockholders. The rules governing U.S. Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (collectively, "Non-U.S. Stockholders") are complex, and no attempt will be made herein to provide more than a limited summary of such rules. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Stockholder. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of U.S. Federal, state and local income tax laws with regard to an investment in Common Stock, including any reporting requirements.

     Distributions that are not attributable to gain from sales or exchanges by EastGroup of U.S. real property interests and not designated by EastGroup as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of EastGroup. Such distributions, ordinarily, will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces such rate. However, if income from the investment in Common Stock is treated as effectively connected with the Non-U.S. Stockholder's conduct of a U.S. trade or business, the Non-U.S. Stockholder generally will be subject to a tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends (and may also be subject to a branch profits tax of up to 30% if the stockholder is a foreign corporation). EastGroup expects to withhold U.S. income tax at the rate of 30% on the gross amount of any dividends paid to a Non-U.S. Stockholder that are not designated as capital gain dividends, unless (i) a lower treaty rate applies and the required form evidencing eligibility for that reduced rate is filed with EastGroup or (ii) the Non-U.S. Stockholder files an IRS Form 4224 with EastGroup claiming that the distribution is income treated as effectively connected to a U.S. trade or business.

     Distributions in excess of current and accumulated earnings and profits of EastGroup will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's Common Stock, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Stockholder's shares, they will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of his or her Common Stock as described below. If at any time EastGroup is not a "domestically controlled REIT," as defined below, EastGroup must withhold U.S. income tax at the rate of 10% on distributions to Non-U.S. Stockholders that are not paid out of current or accumulated earnings and profits unless the Non-U.S. Stockholders provide EastGroup with withholding certificates evidencing their exemption from withholding tax. If it cannot be determined at the time that such a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Stockholder may seek a refund of such amounts from the Service if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of EastGroup.

     For any year in which EastGroup qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by EastGroup of U.S. real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, these distributions are taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a U.S. business. Thus, Non-U.S. Stockholders will be taxed on such distributions at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Stockholder not entitled to treaty relief or exemption. EastGroup is required by applicable Treasury Regulations to withhold 35% of any distribution that could be designated by EastGroup as a capital gain dividend. This amount is creditable against the Non-U.S. Stockholder's FIRPTA tax liability.

     Gain recognized by a Non-U.S. Stockholder upon a sale of Common Stock generally will not be taxed under FIRPTA if EastGroup is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of its shares was held directly or indirectly by Non-U.S. Stockholders. EastGroup believes that it currently qualifies as a "domestically controlled REIT," and that the sale of Common Stock will not therefore be subject to tax under FIRPTA. Because EastGroup is publicly traded, however, no assurance can be given that the company will continue to be a domestically controlled REIT. Even if EastGroup is not a "domestically controlled REIT," a Non-U.S. Stockholder's sale of Common Stock generally will not be subject to tax under FIRPTA as a sale of U.S. real property interests, provided that (i) EastGroup's Common Stock is "regularly traded" on an established securities market, and (ii) the selling Non-U.S. Stockholder held 5% or less of EastGroup's Common Stock at all times during the specified testing period. In addition, gain not subject to FIRPTA will be taxable to a Non-U.S. Stockholder if (i) the investment in Common Stock is treated as effectively connected with the Non-U.S. Stockholder's trade or business, in which case the Non-U.S. Stockholder will be subject to the same treatment as the U.S. stockholders with respect to such gain; or (ii) the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% withholding tax on the individual's capital gains. If the gain on the sale of Common Stock were to be subject to tax under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

     State and Local Taxes. EastGroup and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside (although stockholders who are individuals generally should not be required to file state income tax returns outside of their state of residence with respect to EastGroup's operations and distributions). The state and local tax treatment of EastGroup and its stockholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Securities.

                              PLAN OF DISTRIBUTION

     EastGroup may sell Securities to or through underwriters or dealers for public offering and sale by or through them, and also may sell Securities directly to other purchasers or agents or through any combination of these methods of sale.

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Securities, underwriters may receive compensation from EastGroup or from purchasers of Securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions they receive from EastGroup and any profit on the resale of Securities they realize may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from EastGroup will be described, in the applicable Prospectus Supplement.

     Unless otherwise specified in the related Prospectus Supplement, each series of Securities will be a new issue with no established trading market, other than the shares of Common Stock which are listed on the NYSE. Any shares of Common Stock sold pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance. EastGroup may elect to list any series of Preferred Stock or Depositary Shares on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Securities.

     Under agreements EastGroup may enter into, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by EastGroup against certain liabilities, including liabilities under the Securities Act.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, EastGroup in the ordinary course of business.

     If so indicated in the applicable Prospectus Supplement, EastGroup will authorize underwriters or other persons acting as EastGroup's agents to solicit offers by certain institutions to purchase Securities from EastGroup pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by EastGroup. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                    EXPERTS

     The consolidated financial statements and financial statement schedules of EastGroup as of December 31, 1997 and 1996, and for each of the years in the three year period ended December 31, 1997, and the December 31, 1997 historical summaries of gross income and direct operating expenses of Wal-Mart Distribution Center, World Houston 1 and 2, Estrella Distribution Center and Industry Distribution Center, have been incorporated by reference in the Prospectus and Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The legality of the Securities will be passed upon for EastGroup by Jaeckle Fleischmann & Mugel, LLP, Buffalo, New York.